Received SEC
APR - 1 2011
Washington, DC 20549

Dynex Capital, Inc.

Notice of Annual Meeting of Shareholders
and
Proxy Statement

Annual Meeting of Shareholders
May 11, 2011

DYNEX

DYNEX CAPITAL, INC.

March 30, 2011

To Our Shareholders:

You are cordially invited to attend the Annual Meeting of Shareholders of Dynex Capital, Inc. (the "Company") to be held at The Stanford Court Renaissance Hotel located at 905 California Street, San Francisco, California on Wednesday, May 11, 2011, at 9:00 a.m. Pacific Time.

The business of the meeting is to consider and act upon the election of directors, to provide non-binding advisory votes regarding our executive compensation, and to ratify the selection of the auditors of the Company.

As permitted by rules adopted by the Securities and Exchange Commission, we are furnishing our proxy statement, 2010 Annual Report to Shareholders and proxy card over the Internet to shareholders. This means that shareholders will initially receive only a notice containing instructions on how to access the proxy materials over the Internet. This approach allows us to lower the costs of delivering the annual meeting materials and reduce the environmental impact of the meeting. If you would like to receive a paper copy of the proxy materials, the notice contains instructions on how you can request copies of these documents.

Whether or not you plan to attend the meeting, your vote is important and we encourage you to vote promptly. You may vote your shares via a toll-free telephone number or over the Internet. If you request to receive your proxy materials by mail, you may sign, date and mail the proxy card in the postage-paid envelope provided. Instructions regarding all three methods of voting are contained in the proxy card. If you mail the proxy card and desire to vote your shares of common stock in accordance with management's recommendations, you need not mark your votes on the proxy but need only sign, date and return the proxy card in the enclosed postage-paid envelope in order to record your vote.

Sincerely,

Thomas B. Akin
Chairman of the Board and
Chief Executive Officer

DYNEX

DYNEX CAPITAL, INC.
4991 Lake Brook Drive, Suite 100
Glen Allen, Virginia 23060
(804) 217-5800

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Our Shareholders:

The Annual Meeting of Shareholders of Dynex Capital, Inc. (the "Company") will be held at The Stanford Court Renaissance Hotel located at 905 California Street, San Francisco, California on Wednesday, May 11, 2011, at 9:00 a.m. Pacific Time, to consider and act upon the following matters:

1. To elect five (5) directors of the Company, to hold office until the next annual meeting and until their successors are elected and duly qualified; and

2. To approve, in an advisory and non-binding vote, the compensation of the Company's named executive officers as disclosed in the accompanying Proxy Statement; and

3. To recommend, in an advisory and non-binding vote, whether an advisory shareholder vote to approve the compensation of the Company's named executive officers should occur every one, two, or three years; and

4. To vote on the ratification of the selection of BDO USA, LLP, independent certified public accountants, as auditors for the Company for the 2011 fiscal year; and

5. To transact such other business as may properly come before the meeting or any adjournment thereof.

Only shareholders of record at the close of business on March 15, 2011, the record date, will be entitled to vote at the Annual Meeting.

Management desires to have maximum representation at the Annual Meeting. Whether or not you plan to attend the meeting, we urge you to vote your shares via the toll-free telephone number or over the Internet, as described in the accompanying Proxy Statement. If you receive these materials by mail, you may sign, date and mail the proxy card in the postage-paid envelope provided. A proxy may be revoked by a shareholder at any time prior to its use by notice in writing to the Secretary of the Company, by submitting a later-dated proxy to the Secretary of the Company, by changing your vote via the toll-free telephone number or over the Internet or by attending the Annual Meeting and requesting to vote in person.

By Order of the Board of Directors

Stephen J. Benedetti
Executive Vice President,
Chief Financial Officer, Chief Operating Officer, and
Secretary

Dated: March 30, 2011

DYNEX CAPITAL, INC.
4991 Lake Brook Drive, Suite 100
Glen Allen, Virginia 23060
(804) 217-5800

PROXY STATEMENT
ANNUAL MEETING OF SHAREHOLDERS
May 11, 2011

To Our Shareholders:

This Proxy Statement is furnished to the holders of the common stock ("Common Stock") of Dynex Capital, Inc. (the "Company") in connection with the solicitation by the Company's Board of Directors of proxies to be used at the Annual Meeting of Shareholders of the Company to be held at The Stanford Court Renaissance Hotel located at 905 California Street, San Francisco, California on Wednesday, May 11, 2011, at 9:00 a.m. Pacific Time (the "Annual Meeting"). The Annual Meeting is being held for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders.

As permitted by rules adopted by the Securities and Exchange Commission (the "SEC"), the Company is making this Proxy Statement and its 2010 Annual Report to Shareholders available to shareholders electronically via the Internet. On March 30, 2011, we mailed to shareholders a Notice of Internet Availability of Proxy Materials containing instructions on how to access this Proxy Statement and our Annual Report and vote over the Internet. You will not receive a printed copy of the proxy materials in the mail, unless specifically requested. Instead, the Notice of Internet Availability of Proxy Materials instructs you on how to access and review over the Internet all of the important information contained in the Proxy Statement and Annual Report. The Notice of Internet Availability of Proxy Materials also instructs you on how you may submit your proxy over the Internet. If you would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials included in the Notice of Internet Availability of Proxy Materials.

GENERAL INFORMATION

Solicitation

You have received these proxy materials because the Company's Board of Directors is soliciting your proxy to vote your shares at the Annual Meeting. The costs of this solicitation will be borne by the Company. Proxy solicitations will be made by the Internet and the mail, and also may be made by personal interview, telephone and e-mail by directors and officers of the Company, acting without compensation other than their regular compensation. Brokerage houses and nominees will be requested to forward the proxy soliciting material to the beneficial owners of shares of Common Stock and to obtain authorization for the execution of proxies. The Company will, upon request, reimburse such parties for their reasonable expenses in forwarding these proxy materials to such beneficial owners.

Voting Rights

Holders of shares of Common Stock at the close of business on March 15, 2011, the record date, are entitled to notice of, and to vote at, the Annual Meeting. On that date, 40,265,134 shares of Common Stock were outstanding. Each share of Common Stock outstanding on the record date is entitled to one vote for each of the five directors nominated to be elected and one vote on each other matter presented at the Annual Meeting.

Quorum

The presence in person or by proxy of shareholders entitled to vote a majority of the outstanding shares of Common Stock will constitute a quorum for all matters upon which holders of shares of Common Stock are entitled to vote. Shares represented by proxy or in person at the Annual Meeting, including shares represented by proxies that reflect abstentions, will be counted as present in the determination of a quorum. An abstention as to any particular matter, however, does not constitute a vote "for" or "against" such matter. "Broker non-votes" (*i.e.*, where a broker or nominee submits a proxy specifically indicating the lack of discretionary authority to vote on a matter) will be treated in the same manner as abstentions.

Information about Voting

Shareholders can vote in person at the Annual Meeting or by proxy. There are three ways to vote by proxy:

- By Telephone — you can vote by telephone by calling the toll free telephone number on the proxy card and following the instructions (you will need the control number on your Notice of Internet Availability of Proxy Materials or proxy card);
- By Internet — you can vote over the Internet by following the instructions on the Notice of Internet Availability of Proxy Materials or proxy card; or
- By Mail — if you received these proxy materials by mail, you can vote by mail by signing, dating and mailing the enclosed proxy card in the postage-paid envelope provided.

Telephone and Internet voting for shareholders of record will be available 24 hours a day and will close at 11:59 p.m. Eastern Time on May 10, 2011. If you hold shares in the Dynex Capital, Inc. 401(k) Plan, your voting instructions for those shares must be received by 5:00 p.m. Eastern Time on May 9, 2011 to allow sufficient time for voting by the trustee of the plan.

If your shares are held in the name of a bank, broker or other holder of record, you will receive voting instructions from the holder of record. You must follow the instructions of the holder of record in order for your shares to be voted. Telephone and Internet voting also will be offered to shareholders owning shares through certain banks and brokers.

Voting your shares by telephone or over the Internet or sending in a proxy card will not affect your right to attend the Annual Meeting and to vote in person. If your shares are not registered in your own name and you plan to vote in person at the Annual Meeting, you should contact your broker or agent to obtain a legal proxy or broker's proxy card and bring it to the Annual Meeting in order to vote in person.

Holders of shares of Common Stock may vote their shares using the proxy. If you vote in time for the Annual Meeting using the proxy, the individuals named on the proxy (your "proxies") will vote your shares of Common Stock in accordance with the choices you specified. If you properly submit a proxy without indicating your instructions, the shares of Common Stock represented by such proxy will be voted FOR the election of the nominees named in this Proxy Statement as directors, FOR the approval of the compensation of the Company's named executive officers, for the option of every TWO YEARS as the frequency for future advisory votes on executive compensation, and FOR ratification of the selection of BDO USA, LLP as the Company's auditors for the 2011 fiscal year.

Vote Required

With regard to the election of Directors, votes may be cast in favor or withheld. If a quorum is present, the directors will be elected by a favorable vote of a plurality of the shares of Common Stock represented and entitled to vote, in person or by proxy, at the Annual Meeting. Abstentions or broker non-votes as to the election of the Directors will have no effect on the outcome of the election.

For all other proposals, votes may be cast in favor or against, or you may abstain from voting. For the advisory vote on the frequency of future advisory votes on executive compensation, the option of every one, two or three years that receives the highest number of votes in favor will be the frequency that is selected by the shareholders. For all other proposals, including the advisory vote to approve the compensation of the Company's named executive officers and ratification of the selection of BDO USA, LLP as the Company's auditors for the 2011 fiscal year, if a quorum is present, such proposal will be approved if the votes cast in favor of the proposal exceed the votes cast against the proposal. Abstentions or broker non-votes will have no effect on the outcome of any such proposals.

Revocability of Proxy

You may change or revoke your proxy at any time before your shares are voted at the Annual Meeting, by any of the following methods:

- By submitting a written notice of revocation to the Secretary of the Company by the close of business on May 10, 2011;
- By submitting a completed proxy card bearing a later date than your original proxy card by the close of business on May 10, 2011;
- By calling the toll free telephone number on the proxy card and following the instructions (you will need the control number on your Notice of Internet Availability of Proxy Materials or proxy card) by 11:59 p.m. Eastern Time on May 10, 2011;
- By visiting the web page listed on the proxy card and following the instructions by 11:59 p.m. Eastern Time on May 10, 2011; or
- By attending the Annual Meeting and requesting to vote in person.

Your most current proxy card, telephone vote, or Internet proxy with respect to the same shares is the one that is counted.

If your shares are held in the name of a bank, broker or other holder of record, you should contact the holder of record to change your vote.

You will receive multiple Notices of Internet Availability of Proxy Materials if you hold your shares in different ways (e.g., joint tenancy, trusts, custodial accounts, etc.) or in multiple accounts. You should vote the shares represented by each Notice of Internet Availability of Proxy Materials or proxy card you receive to ensure that all of your shares are voted.

Other Matters

The management and the Board of Directors of the Company know of no other matters to come before the Annual Meeting other than those stated in the Notice of Annual Meeting of Shareholders. However, if any other matters are properly presented to the shareholders for action, it is the intention of the individuals named in the proxy to vote in their discretion on all matters on which the shares represented by such proxy are entitled to vote.

Annual Report on Form 10-K

The Company's Annual Report on Form 10-K, including financial statements for the year ended December 31, 2010, which is available on the Internet as set forth in the Notice of Internet Availability of Proxy Materials and is being mailed together with this Proxy Statement to shareholders who receive the proxy materials by mail, contains financial and other information about the activities of the Company, but is not incorporated into this Proxy Statement and is not to be considered a part of these proxy soliciting materials.

PROPOSAL ONE

ELECTION OF DIRECTORS

General

Pursuant to Virginia law and our Articles of Incorporation, directors of the Company are to be elected by the holders of shares of Common Stock at the Annual Meeting to serve until the next annual meeting and until their successors are elected and duly qualified. On the recommendation of the Nominating & Corporate Governance Committee, the Board of Directors has nominated Thomas B. Akin, Michael R. Hughes, Barry Igdaloff, Daniel K. Osborne and James C. Wheat, III for election by the holders of shares of Common Stock to the Board of Directors at the Annual Meeting. Unless otherwise indicated, a proxy representing shares of Common Stock will be voted FOR the election of Messrs. Akin, Hughes, Igdaloff, Osborne and Wheat to the Board of Directors. Each Director nominee has agreed to serve if elected. Selected biographical information regarding each Director nominee is set forth below.

Although it is anticipated that each Director nominee will be able to serve, should any nominee become unavailable to serve, the shares represented by each proxy will be voted for another person or persons designated by the Company's Board of Directors. In no event will a proxy be voted for more than five Directors.

Board of Directors Nominees

The following information sets forth as of March 18, 2011, the names, ages, principal occupations and business experience for the Company's Director nominees. In addition to the information presented below regarding each Director nominee's specific experience, qualifications, attributes and skills that led our Board to the conclusion that he should serve as a director, we also believe that all of our Director nominees have a reputation for integrity, honesty and adherence to high ethical standards. They each have demonstrated business acumen and an ability to exercise sound judgment, as well as a commitment of service to the Company and our Board. Finally, we value their significant experience on other public company boards of directors and board committees. Unless otherwise indicated, the business experience and principal occupations shown for each director has extended five or more years.

Thomas B. Akin (58) has been a director of Dynex Capital, Inc. since May 2003, Chairman since May 30, 2005, and on February 4, 2008 accepted the position of Chief Executive Officer of the Company. Mr. Akin also founded and has served as the managing member of Talkot Capital, LLC, which is the sole general partner of the Talkot Fund, L.P., located in Sausalito, California since 1995. From 1981 to 1994, Mr. Akin held various positions at Merrill Lynch Institutional Services. Prior to Merrill Lynch, Mr. Akin was an employee of Salomon Brothers from 1978 to 1981. Mr. Akin currently serves as Chairman of the Board for Centiv Services, Inc. Mr. Akin previously served on the boards of Acacia Research Corporation, Advance Data Exchange, and CombiMatrix Corporation. Mr. Akin holds a B.A. from the University of California at Santa Cruz and an M.B.A. from the Anderson School of Management, UCLA.

We believe Mr. Akin's qualifications to serve on our Board of Directors include his extensive background in evaluating investments in private and public companies, including 29 years of experience in the financial and investment industries. Mr. Akin has significant experience in investing in mortgage REITs through his experience as managing member at Talkot Capital. Mr. Akin also has experience managing and advising organizations which have special investment needs. Mr. Akin's significant service as a director of several other companies also demonstrates that he has the leadership skills required to serve as Chairman of the Company.

Michael R. Hughes (50) became a director of the Company in November 2010. Mr. Hughes was originally recommended for election to the Board by Mr. Akin, the Company's Chief Executive Officer. Mr. Hughes is currently the President of the Board of Trustees of the Bentley School in Oakland, California. Prior to beginning his position at the Bentley School in 2009, Mr. Hughes was a partner and portfolio manager of Osterweis Capital Management from 2005 to 2008. From 1989 to 2005, Mr. Hughes was the First Vice President of Merrill Lynch Financial Institutions Research. Mr. Hughes began his career as an equity analyst at Dean Witter Reynolds in 1986.

Mr. Hughes serves as the Chairman of the Compensation Committee and as a member of the Nominating & Corporate Governance Committee for the Company. Mr. Hughes holds an A.B. from the University of California at Berkley in Geophysics. Mr. Hughes was awarded the Chartered Financial Analyst (CFA) designation in 1991.

We believe Mr. Hughes' qualifications to serve on our Board of Directors include his background as a portfolio manager of financial institutions, as well as his extensive experience as a securities analyst overseeing equity analysis for mortgage companies, mortgage REITs, consumer and commercial finance, and government agencies including Fannie Mae and Freddie Mac. These experiences, coupled with Mr. Hughes' substantial financial expertise, allow him to offer significant insights and advice, thus making him a valuable addition to our Board.

Barry Igdaloff (56) has been a director of the Company since 2000. Mr. Igdaloff has been a registered investment advisor and the sole proprietor of Rose Capital in Columbus, Ohio, since 1995. Mr. Igdaloff graduated from Indiana University in 1976 with a B.S.B. in accounting and from The Ohio State University in 1978, with a Juris Doctorate degree. Mr. Igdaloff is a non-practicing certified public accountant and a non-practicing attorney. Mr. Igdaloff currently serves on the Board of Directors of Nova Star Financial and serves on its audit committee. Mr. Igdaloff serves as a member of the Audit Committee and the Nominating & Corporate Governance Committee for the Company.

We believe Mr. Igdaloff's qualifications to serve on our Board of Directors include his financial expertise and his years of experience as an investment advisor, attorney, and accountant. Investment, legal, and accounting issues impact the Company in various ways, and Mr. Igdaloff's ability to draw on his experience in these professions allows him to contribute a unique perspective to the Board of Directors. In addition, as a result of his financial expertise and prior audit committee service, Mr. Igdaloff provides valuable insight and advice to our Board of Directors regarding our financial risk exposures and financial reporting matters.

Daniel K. Osborne (46) has been a director of the Company since 2005. Mr. Osborne has been Managing Member of Vantage Pointe Capital, LLC, an investment advisory firm that serves as the general partner of Vantage Pointe Capital Partners LP, and provides research and other services to various private investment funds. Prior to founding Vantage Pointe Capital, LLC in 2003, Mr. Osborne was a co-founder of Apex Mortgage Capital, Inc. He was Apex Mortgage Capital's Chief Operating Officer and Chief Financial Officer from September 1997 to September 2001. Concurrently with his role with Apex Mortgage Capital, Inc., Mr. Osborne was a Managing Director of Trust Company of The West from July 1994 to December 2001. In January 2010, Mr. Osborne was appointed to the Board of Directors of New York Mortgage Trust based in New York, New York. Mr. Osborne serves as the Chairman of the Audit Committee and as a member of the Compensation Committee for the Company. Mr. Osborne began his career with Deloitte & Touche, LLP. He holds a B.S. degree in accounting from Arizona State University.

We believe Mr. Osborne's qualifications to serve on our Board of Directors include his financial and operational experience with mortgage REITs, as well as his public accounting expertise with a top accounting firm. Through his accounting experience, Mr. Osborne is able to assist the Board of Directors in fulfilling its oversight responsibility with respect to financial matters. In addition, Mr. Osborne has substantial investment advisory experience, which allows him to offer valuable insight into our investment strategies.

James C. Wheat, III (58) joined the Board of Directors in August 2008. Mr. Wheat is the co-founder and managing director of Colonnade Capital Corporation, a private equity firm dedicated to sponsoring friendly growth buyouts of middle market companies. Since 1995, Mr. Wheat has also been the manager of Jasper, LLC, an investment firm investing in publicly traded securities, hedge funds, private equity and debt, and real estate, and has been the manager of Blandfield Associates, LLC, a timberland and working farm, since 1992. In addition, Mr. Wheat has been a general partner of Riverfront Partners since 1992. Mr. Wheat was the Chairman of the Virginia Retirement System from 1997 to 2000. He was the managing director and a member of the board of directors of Wachovia Securities (formerly Wheat First Securities) from 1984 to 1993. Mr. Wheat serves as the Chairman of the Nominating & Corporate Governance Committee and as a member of the Audit Committee and the Compensation Committee for the Company. Mr. Wheat earned a B.A. from Hampden-Sydney College in 1975 and an M.B.A. from the University of Virginia in 1978.

We believe Mr. Wheat's background as a managing director and board member of financial services companies provides him the necessary depth of experience to implement our business strategy as a member of our Board of Directors. In addition, as a result of his entrepreneurial and management experience, Mr. Wheat has developed operational and organizational acumen, which is a valuable resource for our Board of Directors.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE DIRECTOR NOMINEES LISTED ABOVE.

CORPORATE GOVERNANCE AND THE BOARD OF DIRECTORS

General

The business and affairs of the Company are managed under the direction of the Board of Directors in accordance with the Virginia Stock Corporation Act and the Company's Articles of Incorporation and Bylaws. Members of the Board are kept informed of the Company's business through discussions with the Chairman of the Board and Chief Executive Officer and other officers, by reviewing materials provided to them and by participating in meetings of the Board and its committees. The corporate governance practices followed by the Company are summarized below.

Director Independence

The Board of Directors has adopted Corporate Governance Guidelines that set forth the practices of the Board with respect to its size, criteria for membership and selection to the Board, committees of the Board, meetings and access to management, director compensation, director orientation and continuing education, annual performance evaluation of the Board, director responsibilities, annual review of performance of the Chief Executive Officer and management succession and ethics and conduct. The Guidelines are available on the Company's web page at www.dynexcapital.com under "Investor Relations – Corporate Governance." A printed copy is available to any shareholder upon written request to the Secretary of the Company, 4991 Lake Brook Drive, Suite 100, Glen Allen, Virginia 23060.

The Board of Directors in its business judgment has determined that all of its members who served during 2010 were and all of its current members are independent as defined by New York Stock Exchange listing standards, except for Mr. Akin. In reaching this conclusion, the Board considered whether the Company and its subsidiaries conduct business and have other relationships with organizations of which certain members of the Board or members of their immediate families are or were directors or officers. In addition, the Board considers all relevant facts and circumstances, including relationships that a director may have due to his status as an investor in an entity that may have a relationship with the Company. In determining the independence of each director, the Board considered that Mr. Hughes and Mr. Wheat are investors in the Talkot Fund, L.P., of which Mr. Akin is the managing general partner, and determined, partly due to the passive nature of the investment, that these relationships are immaterial and do not impair the ability of Mr. Hughes or Mr. Wheat to exercise independent judgment. Beginning in February 2008, Mr. Akin was appointed Chief Executive Officer and is therefore not considered an independent director. Consistent with the New York Stock Exchange listing standards, the Company's Corporate Governance Guidelines establish categorical standards under which the following relationships between a director and the Company will not be considered to be material:

- if during any twelve month period within the last three years, the director or any immediate family member of the director received $120,000 or less in direct compensation from the Company, excluding director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);
- if during each of the current fiscal year and three most recent fiscal years, the director is, or was, an executive officer or an employee (or has, or had, an immediate family member who is, or was, an executive officer) of another company that made payments to, or received payments from, the Company for property

or services in an amount which, in each of the last three fiscal years, did not exceed the greater of $1 million or 2% of such other company's consolidated gross revenues; or

- if the director serves as an executive officer of a charitable organization to which the Company made charitable contributions that did not exceed the greater of $1 million, or 2% of such charitable organization's consolidated gross revenues in each of the last three fiscal years.

None of the Company's directors, except Mr. Akin as Chief Executive Officer, their immediate family members, or organizations in which they are a partner, shareholder or officer, are engaged in any relationships with the Company.

Code of Ethics

The Board of Directors has approved a Code of Business Conduct and Ethics for directors, officers and employees of the Company and each of its subsidiaries, including the Company's Chief Executive Officer and Chief Financial Officer. The Code addresses such topics as compliance with applicable laws, conflicts of interest, use and protection of Company assets, confidentiality, dealings with the press and communications with the public, accounting and financial reporting matters, fair dealing, discrimination and harassment and health and safety. It is available on the Company's web page at www.dynexcapital.com under "Investor Relations – Corporate Governance". A printed copy of the Code is available to any shareholder upon written request to the Secretary of the Company at the address set forth above.

We intend to provide any required disclosure of an amendment to or waiver from the Code that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on the Company's web page at www.dynexcapital.com under "Investor Relations-Corporate Governance" promptly following the amendment or waiver. We may elect to disclose any such amendment or waiver in a report on Form 8-K filed with the SEC either in addition to or in lieu of the web page disclosure.

Board and Committee Meeting Attendance

In 2010, there were five meetings of the Board of Directors. Each director attended 75% or more of the aggregate number of meetings of the Board and of the committees on which he served.

Board Leadership Structure

The Company's Chairman of the Board also serves as the Chief Executive Officer. Therefore, under the Company's Corporate Governance Guidelines, the Company has designated a Lead Independent Director to serve as Chairman of the Nominating & Corporate Governance Committee, to assist the Chairman of the Board with Board-related matters, and to act, as necessary, as a liaison between the independent directors and the Chairman of the Board. The Lead Independent Director also presides at all executive sessions and other meetings of non-employee directors and has the power to call meetings of non-employee directors. In addition, the Lead Independent Director provides input to the Chairman of the Board in determining the agenda for each Board meeting. The Company believes that, at this time, having one person serve as both Chief Executive Officer and Chairman of the Board demonstrates to its employees and shareholders that the Company is under strong leadership. The Chief Executive Officer and Chairman of the Board is also the Company's largest shareholder on a fully-diluted basis. The Board of Directors annually reviews the Company's corporate governance structure to ensure that it remains the most appropriate structure for the Company and its shareholders. The Company believes that, at this time, its leadership structure enables the single leader of both management and the Board to lead the Company through the current challenging economic times, with appropriate support from the Lead Independent Director and the committee chairmen, each of whom is an independent director.

Board Oversight of Risk Management

The Company believes that its leadership structure allows the directors to provide effective oversight of risk management by receiving risk assessments prepared by individuals responsible for risk management. The Audit Committee, comprised solely of independent directors, discusses with management, the independent auditor and the internal auditor the Company's policies and practices with respect to risk assessment and risk management. In addition, the Board has an Investment Committee which as part of it function reviews risk reports with management on a quarterly basis. The investment policy of the Company includes risk limits for the Company including notification requirements to the Board if these risk limits are approached or exceeded. Management reviews these risk limits with the Investment Committee generally quarterly.

The directors are expected to apply themselves to understanding the Company's business and its significant risks as circumstances warrant, the directors receive presentations from senior management regarding the Company's risk profile and its risk management strategies. The Company believes that this leadership structure promotes effective Board oversight of risk management because, while there is a single leader ultimately accountable for the management of the Company's risks, a Board committee comprised solely of independent directors actively monitors the Company's policies and practices with respect to risk assessment and risk management, and the directors are provided with the information necessary to evaluate the Company's significant risks and strategies for addressing them.

Executive Sessions

Executive sessions where non-employee directors meet on an informal basis are scheduled either before or after regularly scheduled Board meetings. At least once a year the Board schedules an executive session including only independent directors. Such sessions are chaired by the Lead Independent Director who by operation of our Corporate Governance Guidelines is the Chairman of the Nominating & Corporate Governance Committee. Former director Leon A. Felman served as Lead Independent Director until his term as director ended in connection with the Company's October 15, 2010 redemption of all outstanding shares of the Company's Series D 9.50% Cumulative Convertible Preferred Stock ("Series D Preferred Stock"). Mr. Wheat is currently the Lead Independent Director and serves as chairman for executive sessions.

Communications with Directors

Any director may be contacted by writing to him c/o the Secretary of the Company at the address set forth on the first page of this Proxy Statement. Communications to the non-management directors as a group may be sent to the Lead Independent Director c/o the Secretary of the Company at the same address. The Company promptly forwards, without screening, any correspondence to a specified director to such director.

Committees of the Board

The Board of Directors has a standing Audit Committee, Compensation Committee and Nominating & Corporate Governance Committee. The Board also has established an Investment Committee, which is not considered a standing committee of the Board.

Audit Committee

The Audit Committee assists the Board of Directors in fulfilling the Board's oversight responsibility to the shareholders relating to the integrity of the Company's financial statements, the Company's compliance with legal and regulatory requirements, the qualifications, independence and performance of the Company's independent auditor and the performance of the internal audit function. The Committee is directly responsible for the appointment, compensation, retention and oversight of the work of the independent auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attestation services for the Company. The Committee operates under a written charter last amended by the Board in March 2010. The Audit Committee Charter is available on the Company's web page at www.dynexcapital.com under "Investor Relations – Corporate Governance." A printed copy is available to any shareholder upon written request to the Secretary of the Company at the address set forth above.

The current members of the Audit Committee are Messrs. Osborne (Chairman), Igdaloff, and Wheat, all of whom the Board in its business judgment has determined are independent as defined by regulations of the SEC and the New York Stock Exchange listing standards. The members of the Audit Committee during 2010 were Messrs. Osborne (Chairman), Felman, Igdaloff and Wheat, all of whom the Board in its business judgment has determined were independent as defined by regulations of the SEC and the New York Stock Exchange listing standards. Mr. Felman served on the Audit Committee until his term as director ended on October 15, 2010, and Mr. Wheat was appointed to the Committee at that time. The Board of Directors also has determined that all of the Committee members are financially literate as such term is used in the New York Stock Exchange listing standards and that Messrs. Osborne and Igdaloff qualify as audit committee financial experts as defined by regulations of the SEC. The Audit Committee met four times in 2010. For additional information regarding the Committee, see "Audit Information – Audit Committee Report" on page 36 of this Proxy Statement.

Compensation Committee

The Compensation Committee performs the responsibilities of the Board of Directors relating to compensation of the Company's executives. The Committee's responsibilities include reviewing and approving corporate goals and objectives relevant to compensation of the Company's Chief Executive Officer, evaluating the Chief Executive Officer's performance in light of those goals and objectives and determining and approving the Chief Executive Officer's compensation level based on this evaluation; reviewing and approving the compensation for executive officers, including their corporate goals and objectives; reviewing and discussing the Compensation Discussion and Analysis required by the rules of the SEC with senior management and based upon such review and discussion, recommending to the Board that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K or proxy statement, as applicable; producing a Compensation Committee Report as required by the rules of the SEC to be included in the Company's annual proxy statement; overseeing an annual review of the Company's policies and practices of compensating its employees, including non-executive officers, as they relate to risk management practices and risk-taking incentives, and, based on the review, making any changes to such policies and practices that the Committee deems to be appropriate; reviewing and recommending to the Board for approval any employment-related agreement or other compensation arrangement, or transaction with senior management; making recommendations to the Board with respect to annual and long-term incentive compensation and equity-based plans; administering the Company's equity-based, deferral and other compensation plans approved by the Board from time to time; reviewing any significant changes in the Company's tax-qualified employee benefit plans; recommending to the Board for approval director compensation; and reviewing annually with the Chief Executive Officer succession planning and management development activities and strategies. The Committee has not in the past delegated the authorities granted it under its written charter given that it has typically consisted of four or fewer members. In discharging its responsibilities with respect to compensation matters, the Committee has not solicited the input of consultants. Rather, management of the Company, at the Committee's request, will periodically conduct reviews of the compensation practices of similar public companies. See further discussion at "Executive Compensation – Compensation Discussion and Analysis" on page 16 of this Proxy Statement. The Compensation Committee is currently formulating its plans with respect to succession planning. No timetable has been set for determining succession planning. The Committee operates under a written charter last amended by the Board in March 2010. The Charter of the Compensation Committee is available on the Company's web page at www.dynexcapital.com under "Investor Relations – Corporate Governance." A printed copy is available to any shareholder upon written request to the Secretary of the Company at the address set forth above.

The current members of the Compensation Committee are Messrs. Hughes (Chairman), Osborne, and Wheat, all of whom the Board in its business judgment has determined are independent as defined by the New York Stock Exchange listing standards. The members of the Compensation Committee during 2010 were Messrs. Igdaloff (Chairman), Felman, Osborne, Wheat and Hughes, all of whom the Board in its business judgment has determined were independent as defined by the New York Stock Exchange listing standards. Mr. Felman served on the Compensation Committee until his term as director ended on October 15, 2010. Mr. Igdaloff served on the Compensation Committee as Chairman until November 3, 2010 and Mr. Wheat was appointed to the Committee on that same date. Mr. Hughes was appointed to serve on the Committee as Chairman in connection with his election to the Board on November 3, 2010. The Committee met three times in 2010. For additional information regarding the Committee, see "Executive Compensation – Compensation Discussion and Analysis" on page 16 of this Proxy Statement.

Analysis of Risk Associated with Compensation Policies and Practices

The Compensation Committee oversees an annual review of our compensation programs to determine whether such programs encourage excessive risk taking by our employees. Our most recent review was conducted in February and March 2011. Management and the Compensation Committee participated in the review, which included identification of the relevant compensation policies and practices, review of potential related risks, and analysis of risk-mitigating factors, including the Company's system of internal controls and oversight. The Compensation Committee determined that the elements of our compensation programs do not encourage risk taking that would be reasonably likely to have a material adverse effect on the Company. This determination has taken into account the structure of our compensation programs, the amount of cash compensation available to executives, and the involvement of the Compensation Committee in setting compensation to executive officers and in particular for those individuals who can commit the Company's capital.

Nominating & Corporate Governance Committee

The Nominating & Corporate Governance Committee develops qualifications for director candidates, recommends to the Board of Directors persons to be nominated to serve as directors of the Company and monitors developments in, and makes recommendations to the Board concerning, corporate governance practices. The Committee also acts as the Company's nominating committee. The Committee operates under a written charter last amended by the Board in March 2010. The Charter of the Nominating & Corporate Governance Committee is available on the Company's web page at www.dynexcapital.com under "Investor Relations – Corporate Governance." A printed copy is available to any shareholder upon written request to the Secretary of the Company at the address set forth above.

The current members of the Nominating & Corporate Governance Committee are Messrs. Wheat (Chairman), Igdaloff, and Hughes, all of whom the Board in its business judgment has determined are independent as defined by the New York Stock Exchange listing standards. The members of the Nominating & Corporate Governance Committee during 2010 were Messrs. Felman (Chairman), Igdaloff, Wheat and Hughes, all of whom the Board in its business judgment has determined were independent as defined by the New York Stock Exchange listing standards. Mr. Felman served on the Nominating & Corporate Governance Committee as Chairman until his term as director ended on October 15, 2010. Mr. Wheat began serving as Chairman of the Committee on November 3, 2010. Mr. Hughes was appointed to serve on the Committee in connection with his election to the Board on November 3, 2010. The Committee met twice in 2010.

The Nominating & Corporate Governance Committee considers candidates for the Board based upon several criteria, including but not limited to their broad-based business and professional skills and experience, concern for the long-term interest of the Company's shareholders, personal integrity and judgment, and knowledge and experience in the Company's industry. The Committee further considers each candidate's independence, as defined by the New York Stock Exchange listing standards. All candidates must have time available to devote to Board duties and responsibilities.

The Nominating & Corporate Governance Committee utilizes a variety of methods for identifying and evaluating nominees for director. The Committee regularly assesses the appropriate size of the Board and whether any vacancies on the Board are expected due to retirement or otherwise. In the event that vacancies are anticipated, or otherwise arise, the Committee will consider various potential candidates for director. Candidates may come to the attention of the Committee through current Board members, professional search firms, shareholders or other persons. These candidates are evaluated at regular or special meetings of the Committee and may be considered at any point during the year.

Shareholders entitled to vote for the election of directors may submit candidate recommendations for consideration by the Nominating & Corporate Governance Committee if the Company receives timely written notice, in proper form, for each such recommended director candidate. If the notice is not timely and in proper form, the Committee reserves the right to not consider the candidate. Whether the Committee considers the nomination of such candidate depends on the facts and circumstances of the nomination at that time. To be timely, any shareholder desiring to recommend a candidate to be considered by the Nominating & Corporate Governance Committee for nomination at the 2012 Annual Meeting of Shareholders must submit such recommendation in writing to the Secretary of the Company no later than January 3, 2012.

In considering whether to recommend any candidate for inclusion in the Board's slate of recommended director nominees, including candidates recommended by shareholders, the Nominating & Corporate Governance Committee will apply the criteria set forth in the Company's Corporate Governance Guidelines. These criteria include the candidate's integrity, business acumen, age, experience, commitment, diligence, conflicts of interest and the ability to act in the interests of all shareholders. The Committee values diversity in its broadest sense and seeks nominees with a complementary range of opinions, industry knowledge, experience, professions, skills, geographic representation and backgrounds. The Committee does not assign specific weights to particular criteria and no particular criterion is necessarily applicable to all prospective nominees. The Company believes that the backgrounds and qualifications of the directors, considered as a group, should provide a significant composite mix of experience, knowledge, and abilities that will allow the Board to fulfill its responsibilities. The Committee recommends to the Board nominees as appropriate based on these principles.

The Board has concluded that each director nominee possesses the personal traits described above. In considering the director nominees' individual experience, qualifications, attributes and skills, the Board has concluded that the appropriate experience, qualifications, attributes and skills are represented for the Board as a whole and for each of the Board's committees. In addition, each director nominee possesses characteristics that led the Board to conclude that such person should serve as a director. The specific experience, qualifications, attributes and skills that the Board believes each director nominee possesses are discussed under "Proposal One – Election of Directors", beginning on page 5.

Under the Company's Corporate Governance Guidelines, directors serving as of the date of the initial adoption of the guidelines may not stand for reelection past age 75.

A shareholder entitled to vote for the election of directors may directly nominate a candidate for election at the 2012 Annual Meeting of Shareholders if written notice of the shareholder's intent to nominate such person for election as director has been given, either by personal delivery or by certified mail, postage prepaid, to the Secretary of the Company and received by either (i) no later than December 31, 2011 and no earlier than October 2, 2011; or (ii) if the 2012 Annual Meeting is held more than 30 days before or after May 11, 2012, then no less than 90 days prior to the 2012 Annual Meeting. The notice must set forth (i) as to the shareholder giving the notice, (1) the name and address, as they appear on the Company's stock transfer books, of such shareholder, (2) a representation that such shareholder is a shareholder of record and intends to appear in person or by proxy at the meeting to nominate the person specified in the notice, (3) the number of shares of stock of the Company beneficially owned by such shareholder, and (4) a description of all arrangements or understandings between such shareholder and the nominee and any other person or persons pursuant to which the nomination is to be made by the shareholder; and (ii) as to the person whom the shareholder proposes to nominate for election as a director, (1) the name, age, business address and, if known, residence address of such person, (2) the principal occupation or employment of such person, (3) the number of shares of Company stock beneficially owned by such person, (4) any other information relating to such person that is required to be disclosed in solicitations of proxies for election of directors or is otherwise required by the rules and regulations of the SEC promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), including a discussion of the specific experience, qualifications, attributes or skills that led to the conclusion that the nominee should serve as a director, and (5) the written consent of such person to be named in the proxy statement as a nominee and to serve as a director if elected.

Annual Meeting Attendance

The Company encourages members of the Board of Directors to attend the annual meeting of shareholders. All of the directors attended the 2010 Annual Meeting of Shareholders.

Directors' Compensation

Director compensation is reviewed and approved by the Board of Directors based on recommendations of the Compensation Committee of the Board. The Compensation Committee will review director compensation annually in an effort to determine if the Company pays competitive compensation to attract and retain highly-qualified individuals.

For 2010, each non-employee director received an annual fee of $36,000 (prorated for the number of months served in the case of a director who leaves or joins the Board during the year), plus $1,000 for each meeting of the Board of Directors and Audit Committee he attended and $750 for each meeting of any other committee he attended. The Chairman of the Audit Committee received an additional annual fee of $7,000, and each of the chairmen of the remaining committees received an additional annual fee of $3,500. The non-employee directors' cash compensation is expected to remain unchanged in 2011.

Directors are reimbursed expenses related to their attendance at Board of Director or committee meetings.

For 2010, non-employee directors received a grant of 2,500 shares of restricted Common Stock which shares will vest at the end of one year. Such shares were granted on the first Friday following each year's annual meeting of shareholders. Beginning with the 2011 Annual Meeting, each non-employee director will receive 5,000 shares of restricted Common Stock annually.

The following table shows the compensation earned by each of the directors during 2010:

DIRECTOR COMPENSATION FOR 2010

Name [1]	Fees Earned or Paid in Cash ($)	Stock Awards ($) [2]	Option Awards ($) [3]	Total ($)
Leon A. Felman [4]	42,985	23,075	-	66,060
Michael C. Hughes [4]	7,333	-	-	7,333
Barry Igdaloff	58,189	23,075	-	81,264
Daniel K. Osborne	57,250	23,075	-	80,325
James C. Wheat, III	43,061	23,075	-	66,136

* Columns for "Non-Equity Incentive Plan Compensation", "Change in Pension Value and Nonqualified Deferred Compensation Earnings" and "All Other Compensation" have been omitted because they are not applicable.

(1) Thomas B. Akin, the Company's Chairman of the Board and Chief Executive Officer, is not included in this table as he is an employee of the Company. Mr. Akin's compensation for service as an executive officer is included in the Summary Compensation Table on page 25.

(2) The amounts in this column reflect the aggregate grant date fair value of grants of restricted stock to each listed director on May 14, 2010, calculated in accordance with ASC Topic 718. Assumptions used in the calculation of these amounts are included in footnote 12 to the Company's audited financial statements for the fiscal year ended December 31, 2010 included in the Company's Annual Report on Form 10-K filed with the SEC on March 16, 2011. As of December 31, 2010, each of Messrs. Felman, Igdaloff, Osborne, and Wheat had outstanding 2,500 shares of restricted stock and Mr. Hughes had no restricted stock.

(3) As of December 31, 2010, Messrs. Igdaloff and Osborne had 15,000 and 10,000 stock options outstanding, respectively, and Messrs Felman, Hughes, and Wheat had no outstanding stock options.

(4) Mr. Felman's term as director ended on October 15, 2010, and Mr. Hughes joined the Board of Directors on November 3, 2010.

OWNERSHIP OF STOCK

Management and Certain Beneficial Owners

The following table sets forth information regarding the beneficial ownership of shares of Common Stock as of March 18, 2011, except as otherwise noted in the footnotes following, by: (a) each director of the Company, (b) each named executive officer of the Company, (c) all directors and executive officers of the Company as a group, and (d) all other shareholders known by the Company to be beneficial owners of more than 5% of the outstanding shares of any class of the Company's stock. Unless otherwise indicated, each person has sole investment and sole voting power with respect to the securities shown. The business address of each director and named executive officer is the Company's principal address.

	Common Stock	
Name	Shares	Percentage
Thomas B. Akin (2)	2,279,081	5.66%
Stephen J. Benedetti (3)	113,450	*
Byron L. Boston (4)	85,700	*
Michael R. Hughes (5)	116,682	*
Barry Igdaloff (6)	779,404	1.93%
Daniel K. Osborne (7)	68,790	*
James C. Wheat, III (8)	15,000	*
All directors and executive officers as a group (7) persons)	3,458,107	8.58%
Wellington Management Company, LLP (9) 280 Congress Street Boston, MA 02210	2,580,785	6.41%

* Percentage of ownership is less than one percent of the outstanding shares.

For purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 of the Exchange Act under which, in general, a person is deemed to be the beneficial owner of a security if he or she has or shares the power to vote or direct the voting of the security or the power to dispose of or direct the disposition of the security, or if he or she has the right to acquire beneficial ownership of the security within 60 days ("presently exercisable").

(1) Each percentage is based on 40,265,134 shares of Common Stock issued and outstanding and is based on the assumption that the beneficial owner has exercised all presently exercisable stock options.

(2) Amount includes 1,304,083 shares of Common Stock owned by Talkot Fund, L.P., of which Mr. Akin is the managing general partner, and 28,788 shares of Common Stock owned by the Hochster Trust, of which Mr. Akin is an advisor. Amount includes 100,000 restricted shares of Common Stock over which Mr. Akin does not have investment power until such shares vest. Amount also includes 10,000 shares of Common Stock that Mr. Akin has the right to acquire through the exercise of presently exercisable stock options.

(3) Amount includes 64,125 restricted shares of Common Stock over which Mr. Benedetti does not have investment power until such shares vest.

(4) Amount includes 80,000 restricted shares of Common Stock over which Mr. Boston does not have investment power until such shares vest.

(5) Amount includes 6,200 shares of Common Stock held in Mr. Hughes' spouse's IRA account and 32,700 shares of Common Stock held in Mr. Hughes' mother-in-law's account, over which accounts Mr. Hughes shares voting and investment power.

(6) Amount includes 465,511 shares of Common Stock owned by clients of Rose Capital, of which Mr. Igdaloff is the sole proprietor. Mr. Igdaloff shares the power to vote and dispose of such shares. Amount also includes 4,325 shares of Common Stock owned by Mr. Igdaloff's three adult children, over which Mr. Igdaloff shares voting and investment power. Amount also includes 15,000 shares of Common Stock that Mr. Igdaloff has the right to acquire through the exercise of presently exercisable stock options, and 2,500 restricted shares of Common Stock which vest on May 13, 2011 over which Mr. Igdaloff does not have investment power until such shares vest.

(7) Amount reflects 51,468 shares of Common Stock owned by Vantage Pointe Capital Partners LP, of which Mr. Osborne is the managing member of its general partner, and 2,322 shares of Common Stock held in Mr. Osborne's spouse's IRA account. Amount also includes 10,000 shares of Common Stock that Mr. Osborne has the right to acquire through the exercise of presently exercisable stock options, and 2,500 restricted shares of Common Stock over which Mr. Osborne does not have investment power until such shares vest on May 13, 2011.

(8) Amount includes 2,500 restricted shares of Common Stock over which Mr. Wheat does not have investment power until such shares vest on May 13, 2011.

(9) Based on Amendment No. 1 to Schedule 13G filed with the SEC on February 14, 2011, by Wellington Management Company, LLP, which has shared voting power over 2,515,885 shares of Common Stock and shared investment power over 2,580,785 shares of Common Stock.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, executive officers and controller, and any persons who own more than 10% of the outstanding shares of Common Stock or owned more than 10% of the outstanding shares of Series D Preferred Stock prior to its redemption on October 15, 2010, to file with the SEC reports of ownership and changes in ownership of Common Stock and Series D Preferred Stock. Our directors, executive officers and controller are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports that they file. Generally, we will prepare all Section 16(a) filings with the SEC for our directors, executive officers and controller. Based solely on a review of the copies of such reports filed with the SEC and written representations from our directors, executive officers and controller that no other reports were required, we believe that our directors, executive officers and controller complied with all such reporting requirements during 2010 with the following exceptions: Messrs. Benedetti and Childress each filed one Form 4 late reporting one transaction in our Common Stock, and Mr. Akin filed two Form 4s late reporting a total of three transactions in our Common Stock.

EXECUTIVE COMPENSATION

Compensation Committee Report

The Compensation Committee of the Board of Directors, which is composed of the non-employee directors listed below, is responsible for the development, oversight and implementation of our compensation program for our executive officers. In carrying out its responsibilities, the Compensation Committee annually reviews and establishes the compensation of our executive officers, including annual salary levels and bonuses to be paid. The Compensation Committee also makes recommendations to the Board of Directors regarding the issuance of stock incentive awards, if any, to the executive officers and other compensation related matters.

The primary objective of our executive compensation program is to attract and retain highly skilled and motivated executive officers who will manage the Company in a manner to promote our growth and profitability, prudently preserve our capital and advance the interests of our shareholders. As such, the compensation program is designed to provide levels of compensation that are reflective of both the individual's and the Company's performance in achieving our goals and objectives. The Compensation Committee seeks to provide a mix of compensation that will align the short- and long-term interests of our executive officers with that of our shareholders.

A discussion of the principles, objectives, components and determinations of the Compensation Committee with respect to executive compensation is included in the Compensation Discussion and Analysis that follows this Committee report. The specific decisions of the Compensation Committee regarding the compensation of our named executive officers are reflected in the compensation tables and narrative that follow the Compensation Discussion and Analysis.

The Compensation Committee has reviewed the Compensation Discussion and Analysis included in this Proxy Statement and discussed it with management. Based on this review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Compensation Committee

Michael R. Hughes, Chairman
Daniel K. Osborne
James C. Wheat, III

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee is a current or former officer or employee of the Company or any of our subsidiaries. In addition, there are no compensation committee interlocks with other entities with respect to any member of the Compensation Committee.

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis describes the material elements of the compensation programs offered to our executive officers. The Compensation Committee of the Board is responsible for the administration of our compensation plans, policies and programs and for all decisions relating to the compensation of our executive officers which include the chief executive officer, chief investment officer and chief financial/operating officer.

The Compensation Committee reviews and establishes the salary and other compensation of our executive officers and provides oversight of our compensation programs. The Compensation Committee consists entirely of non-employee, independent members of our Board of Directors and operates under a written charter approved by the Board of Directors.

Information on the Compensation Committee's processes and procedures for the consideration and determination of executive and director compensation is included under the captions "Corporate Governance and the Board of Directors – Committees of the Board – Compensation Committee" and "– Directors' Compensation."

Compensation Objectives and Philosophy

The primary objective of our executive compensation program is to attract and retain highly skilled and motivated officers who will manage the Company in a manner to promote our growth and profitability, prudently preserve our capital, and advance the interests of our shareholders. The Compensation Committee understands that the specialized nature and complexities of the Company's investment activities and REIT structure require individuals with unique skills and experience. The Committee strives to establish competitive compensation packages which strike a balance between recognition of recent achievements and aligning the interests of management on a longer-term basis with that of the Company's shareholders. Further, it is the intent of the Compensation Committee, and executive management, that this compensation philosophy be applied throughout the organization and that the types of compensation and benefits described herein provided to the executive officers be provided in similar fashion to all other employees.

Executive Compensation Principles

Our executive compensation program for 2010 consisted of base salaries, the potential for annual incentive payments in the form of cash bonuses, and the potential for long-term equity incentives in the form of restricted stock grants. These components of executive compensation are used together in an attempt to strike an appropriate balance between cash and stock-based compensation and between short-term and long-term incentives. We expect a meaningful portion of an executive officer's total compensation to be at risk, tied both to our annual and long-term performance as well as to the creation and protection of shareholder value. We believe that short-term annual cash compensation should be tied directly to both corporate performance and individual performance for the fiscal year, including the achievement of identified goals as they pertain to the areas of our financial performance, and for operations for which the executive officer is personally responsible and accountable. In contrast, we believe that the value of long-term incentive compensation should be tied directly to long-term corporate performance and an increase in shareholder value. Under our compensation approach, performance that exceeds identified goals results in increased total compensation, and performance that falls below identified goals results in decreased total compensation.

In 2010, partly in response to concerns raised by shareholders during 2009, we eliminated our separate Capital Bonus Pool program and added a modified capital raising component to our Return on Adjusted Equity ("ROAE") Bonus Program, which we renamed the Performance Bonus Program. The Performance Bonus Program provides for a payment of bonuses up to 200% of base salaries (or 210% if an executive officer elects to receive his bonus in Common Stock) based on the achievement of certain quantitative and qualitative objectives set forth in the Performance Bonus Program or as determined by the Compensation Committee of the Board of Directors. See further discussion on page 19 under "Annual Bonuses."

We are currently developing a policy for the adjustment or recovery of payments and awards made to our executive officers in the event that our financial statements were to be restated in the future in a manner that would have impacted the size or payment of the award at the time of payment. In developing this policy we intend to apply the principles set forth in the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 signed into law by President Obama in July, 2010.

How Executive Pay Levels are Determined

The Compensation Committee annually reviews our executive compensation program and its elements. All decisions by the Compensation Committee relating to the compensation of our executive officers are reported to the full Board of Directors. The Committee expects to periodically solicit third party reviews of our compensation programs, though it has not solicited such a review in recent years.

All executive officer compensation for 2010 was established by the Committee. Mr. Akin recommended setting base salaries and potential bonus payments for executive management and in that capacity consulted with Messrs. Benedetti and Boston regarding their compensation. Messrs. Benedetti and Boston did not participate in determining compensation for our executive officers other than to provide the committee with their perspectives on salary and bonus requirements, as well as their views on our success during the calendar year in achieving our goals and objectives set forth at the beginning of the calendar year. Mr. Akin assisted the Committee in assessing the achievement of organizational goals for 2010.

In determining the compensation of our executive officers, the Committee evaluates total overall compensation, as well as the mix of salary, cash bonus incentives and equity incentives, using a number of factors including the following:

- Historical cash and equity compensation levels
- The financial performance of the Company, as determined quantitatively by the ROAE component of the Performance Bonus Program
- The operating performance of the Company, as determined qualitatively by the Committee as a component of the Performance Bonus Program
- The capital raising performance of the Company, as determined qualitatively by the Committee as a component of the Performance Bonus Program
- Comparative industry and market data, if deemed necessary

With respect to comparative industry data, the Compensation Committee may review executive salaries, compensation structures and the financial performance of comparable companies in a designated peer group established by the Compensation Committee, with assistance from the executive officers. The peer group used for comparison purposes may change from year to year, but focuses principally on public mortgage REITs that have a similar business to ours or are similar to our Company in complexity, and companies with similar market capitalizations and other characteristics. Some mortgage REITs are externally managed and executive officer compensation is not readily available.

In connection with establishing executive officer compensation for 2010, management prepared an informal analysis of the compensation structures or otherwise utilized an analysis of a peer group of several public companies prepared by an investment bank for its current and prospective clients at no charge and which included an analysis of compensation for Annaly Capital Management, Inc., Anworth Mortgage Asset Corporation, Capstead Mortgage Corporation, MFA Financial, Inc. and Redwood Trust, Inc. for the Committee's reference. No third-party compensation consultant was retained by the Compensation Committee or management for evaluating executive compensation.

In general, our executive officers' overall compensation packages are lower than those of the companies in the peer group listed above for similarly situated officers. Partially in response to the peer analysis noted above, in 2010 the Compensation Committee approved the Performance Bonus Program discussed below which increased the maximum bonus percentage for executive officers from 100% to 200% of base salary. Overall the Committee viewed the level of executive officer compensation as adequate given our size versus the activities and size of other companies reviewed for 2010.

Components of Executive Compensation

The elements of our compensation program for 2010 included base salary, annual bonus compensation and consideration of long-term incentives through stock-based awards under our 2009 Stock and Incentive Plan, all of which are consistent with our compensation program in prior years. We provide certain retirement benefits through our 401(k) Savings Plan and our non-qualified 401(k) Overflow Plan, although the 401(k) Overflow Plan is not currently active. We also provide health and welfare benefits that include participation in our health, dental and vision plans and various insurance plans, including disability and life insurance, as well as certain perquisites.

Each of the three principal components of executive compensation is designed to reward and provide incentives to the executive officers consistent with our overall policies and principles on executive compensation. These components and the rationale and methodology for each are described below. Specific information on the amounts and types of compensation earned by each of the named executive officers during 2010 can be found in the Summary Compensation Table and other tables and narrative disclosures following this discussion.

Base Salary. Our base salary philosophy is to provide reasonable current income to our executive officers in amounts that will attract and retain individuals with a broad, proven track record of performance. The Compensation Committee establishes the annual salary for executive officers. In establishing salaries, the Compensation Committee balances the need to offer salaries that are competitive with peer companies with the need to maintain careful control of salary and benefits expense, particularly relative to our size and equity capital base.

Mr. Akin's annual salary for 2010 was $300,000, Mr. Boston's was $275,000 and Mr. Benedetti's was $236,000. The annual salary for our executive officers was unchanged from 2009. Salaries for the Company's executive officers were not increased in 2010 due to the Compensation Committee's desire to manage the Company's overall general and administrative expenses. Effective March 1, 2011, the Compensation Committee increased Messrs. Akin's and Boston's annual salaries to $500,000 and Mr. Benedetti's to $350,000. The increase reflects the increased size of the Company from 2009 to 2010 and acknowledges the increased complexities of the Company.

Annual Bonuses. Messrs. Akin, Boston and Benedetti were participants in the Performance Bonus Program in 2010. The Performance Bonus Program provides for bonus payments of up to 200% of the participant's base salary (or 210% if the participant elects to receive the bonus in Common Stock) based on three components – 25% of the Performance Bonus Program payment will be based on return earned on adjusted common equity; 25% of the payment will be based on certain qualitative performance objectives determined by the Compensation Committee; and 50% of the payment will be based on capital raising activities for the Company during the year as determined by the Compensation Committee. The Compensation Committee believes the structure of the Performance Bonus Program aligns management compensation with shareholder returns and protecting/increasing shareholder value.

The Compensation Committee evaluated various measures and factors of performance in developing the structure of the Performance Bonus Program. The Compensation Committee determined, in its view, return on adjusted common equity ("ROAE") was a strong indicator of our overall performance. In addition, the Performance Bonus Program structure provides the Compensation Committee with considerable discretion to establish incentive compensation levels in a manner consistent with its overall compensation philosophy and objectives. Under the Performance Bonus Program, the bonus paid is increased by 5% for the portion of the bonus that the executive elects to receive in Common Stock of the Company instead of cash.

As noted above, there are three components of the Performance Bonus Program. The first component, which accounts for 25% of the potential bonus, is based on the Company's return on adjusted common equity which is determined as the Company's net income for the calendar year determined in accordance with generally accepted accounting principles, adjusted for any non-recurring and/or unusual items as determined by the Compensation Committee in its sole discretion, plus the amount of the Performance Bonus Program expense, divided by average common shareholder equity excluding unrealized gains and losses, and adjusted for any equity capital that is raised until such time the capital is deployed. Based on the actual ROAE computed, each of the executive officers could earn a bonus equal to the product of 50% of the salary paid during the year and one of the following percentages: (i) 25% if the ROAE for the year is 6% or greater but less than 8%; or (ii) 50% if the ROAE for the year is 8% or greater but less than 10%; or (iii) 75% if the ROAE for the year is 10% or greater but less than 12%; or (iv) 100% if the ROAE for the year is 12% or greater.

The second component of the Performance Bonus Program, which accounts for 25% of the potential bonus, is based on certain qualitative factors determined in the sole discretion of the Compensation Committee. During 2010, the Compensation Committee established goals related to raising the Company's profile with investors, lenders and other stakeholders by improving investor relations efforts, securing analyst coverage for the Company's stock, enhancing the scalability of the operating platform, enhancing surveillance and servicer oversight procedures on the Company's commercial mortgage backed securities ("CMBS")_exposures, and managing duration and volatility risk on the Company's investment portfolio. The Compensation Committee also reviewed a number of other non-quantitative factors in its analysis such as the success of the Company in growing its book value per common share, its success in generating a competitive total return for our shareholders, meeting certain portfolio investment objectives including investing in CMBS, and continuing to improve on operational aspects of the Company. The

Compensation Committee did not assign specific weightings to these factors, intending them to be somewhat flexible given the dynamic nature of our industry and our investment strategy.

The third component of the Performance Bonus Program with a weight of 50% was the Company's performance with respect to capital raising initiatives. In designing the Performance Bonus Program, the Compensation Committee desired to provide incentives to management to issue equity capital in a beneficial manner to the Company and its shareholders. Under this portion of the Performance Bonus Program, the Compensation Committee will annually review the capital raising activities of the Company for the calendar year and will determine the success of such efforts relative to factors including, but not limited to, the amount of capital raised, the use of capital raised, the mix of common versus preferred capital, the issue price relative to book value and market price at the time of issuance, and the cost of capital raising activities.

With respect to the amounts earned under the Performance Bonus Program in 2010, the calculated ROAE for 2010 was 14.5% as determined by the Compensation Committee, resulting in Messrs. Akin, Boston and Benedetti earning 100% of that portion of the performance bonus. The ROAE of 14.5% was determined by adding back accrued Performance Bonus Program expense to net income for the fiscal year ended December 31, 2010, and dividing that sum by the average common equity of the Company during the period excluding unrealized gains and losses, and adjusted for common equity capital that was raised until such time the capital was deployed. With respect to the second component, the qualitative factors were the same for each of the executive officers for 2010, and the Compensation Committee, determined that they had met the major objectives for the Company during 2010, resulting in Messrs. Akin, Boston and Benedetti earning 100% of that portion of the bonus. Finally the Committee determined that management had met 82% of the third component related to capital raising activities. The Committee noted that the Company had raised $116.9 million during the year and had increased its market capitalization from $122 million at December 31, 2009 to $330 million at December 31, 2010, an increase of 37%.

In March 2011, based on its evaluation of the Company's return on adjusted equity for 2010 and the level of achievement with respect to the qualitative factors, and capital raising initiatives the Compensation Committee approved bonus awards for Messrs. Akin, Boston and Benedetti of $547,000, $502,000 and $430,000, respectively, under the Performance Bonus Program, equal to approximately 91% of the maximum payment available to the executive officers. As permitted by the terms of the Performance Bonus Program, Mr. Akin chose to receive 100% of his bonus amount in unrestricted shares of the Company's Common Stock. These shares were issued under the 2009 Stock and Incentive Plan on March 15, 2011, with the number of shares determined by multiplying the cash amount of the selected portion by 5% and dividing that amount by the closing price of the Company's Common Stock on that day.

The Compensation Committee may also consider the award of individual bonus amounts to executive officers outside of the Performance Bonus Program. Such bonus amounts are discretionary, and would be predicated on achievement of extraordinary individual or corporate results. No such bonuses were awarded for 2010.

Long-Term Equity Incentives. The Compensation Committee may provide equity incentives to executive officers through long-term awards. Long-term equity incentives historically have been made available to executive officers in the form of either restricted stock or option-based awards such as stock appreciation rights (payable in cash only). In recent years the Compensation Committee has moved toward the use of restricted stock awards versus option-based awards. The goal of the Compensation Committee in granting equity incentives is to directly link an executive's compensation opportunities with shareholder value creation. Stock appreciation rights require stock price appreciation in order for executive officers to realize any benefit, and thus directly align executive and shareholder interests. The Committee believes that restricted stock on the other hand, will further align the executive officers' interests with those of the shareholders, while providing an incentive to executive officers to remain employed with us for a required period of years.

The Compensation Committee uses multiyear vesting of equity incentive awards. Multiyear vesting focuses executive officers on consistent long-term growth in shareholder value and requires executive officers to remain employed with us for extended periods to receive the full benefit of the awards. Recent awards of restricted stock generally vest over three-year and four-year periods. Equity incentive awards are currently made pursuant to our 2009 Stock and Incentive Plan.

Until early 2011, the Compensation Committee has not made long-term incentive awards to executive officers since 2008. In February 2011, the Compensation Committee awarded certain officers of the Company a total of 303,000 shares of restricted stock. Such awards represented approximately 1% of the outstanding shares of the Company at the time of the awards. Of these restricted stock awards, 242,500 went to Messrs. Akin, Boston and Benedetti, which vest over three years, and the balance went to other officers of the Company and vest over four years. The Committee made these awards of restricted stock as recognition of the performance of management over the last several years, the overall growth and strong performance of the Company, the establishment of multiple counterparty trading and lending relationships, and the desire of the Committee to tie a portion of management compensation to the long-term performance of the Company. The Compensation Committee will annually review whether to award additional long-term incentive awards to management.

Timing of Long-Term Incentive Awards. We are aware that the release of our quarterly financial results may have an impact on the market price of our Common Stock, and therefore the value of the long-term incentive awards to our executive officers, as well as stock grants awarded to directors, depending on whether the information is favorable or unfavorable. Our general practice with respect to the timing of long-term incentive awards had been to approve such grants once each year in December. As noted above, long-term incentive restricted stock awards for 2010 were granted to certain officers of the Company. Such grant occurred in February 2011 after the Company had released is fourth quarter 2010 results but before we filed our Annual Report on Form 10-K. We anticipate that successive year grants will be awarded on a similar timetable.

Non-employee directors receive annual grants of restricted stock on the first Friday following the annual meeting of shareholders, generally in May or June of each year. In 2010, non-employee directors received 2,500 shares of restricted stock which vest at the end of one year. Beginning in 2011, the non-employee directors will receive annually a grant of 5,000 shares of restricted Common Stock, which shares will vest at the end of one year.

In the case of grants to our directors, we believe that the annual meeting of shareholders is an appropriate time during the year to make equity grants and that a consistent application of our equity granting practices from year to year regardless of the content of the first quarter earnings release is also appropriate. The equity awards granted by the Compensation Committee are designed to create incentives for the creation of long-term shareholder value and contain delayed vesting provisions that prevent recipients from taking advantage of short-term fluctuations in the market price of our Common Stock.

We have not planned in the past, nor do we plan in the future, to time the release of material non-public information for the purpose of affecting the value of executive or director compensation. We do not have a practice of setting the exercise price of options or stock appreciation rights based on the stock price on any date other than the grant date, nor do we use a formula or any other method to select a price based on a period before, after or surrounding the grant date. All stock incentive awards granted to executives are granted at the closing price of our Common Stock on the effective date of grant.

Retirement Plans. We provide additional compensation to our executive officers through various plans which are also available to some or all of our other employees. The Compensation Committee oversees these plans and the Compensation Committee considers these plans when reviewing an executive's total annual compensation and determining the annual and long-term compensation components described above.

We have a 401(k) Savings Plan for all of our employees. The 401(k) Savings Plan allows eligible employees to defer up to 25% of their income on a pretax basis. We match on a dollar-for-dollar basis up to 6% of an employee's eligible compensation, subject to limitations imposed by the Internal Revenue Code. We also have a non-qualified 401(k) Overflow Savings Plan where employees who maximized their contributions to the 401(k) Savings Plan could contribute amounts on an after-tax basis. However, the 401(k) Overflow Plan is currently inactive.

Other Benefits and Perquisites. The Company provides our executive officers with perquisites and other personal benefits on a limited basis with overall compensation program objectives to attract and retain high quality executives. The Compensation Committee has reviewed the levels of perquisites and other personal benefits provided to our executive officers and believes them to be appropriate.

In connection with the appointment of Mr. Boston as Chief Investment Officer, who currently maintains his personal residence in Jacksonville, Florida, the Company agreed to provide him with a corporate apartment and pay for his commuting expenses in connection with traveling to the Company's principal office in Richmond, Virginia including air travel, rental car and meal allowance. The Company provided these perquisites in recognition that it is not practical for Mr. Boston to relocate to Richmond, Virginia at this time.

No other perks are provided to the named executive officers other than those detailed above for Mr. Boston. Details of perquisites provided to Mr. Boston are set forth in footnotes to the Summary Compensation Table.

Employment Agreements and Severance Agreements. With respect to our executive officers, we have agreements with Messrs. Boston and Benedetti. Mr. Akin's employment agreement expired on March 1, 2011 and the Compensation Committee is currently preparing the terms of a new agreement for Mr. Akin. The new employment agreement is expected to provide for Mr. Akin's employment as Chief Executive Officer through at least March 1, 2012 and be similar in terms to his expired employment agreement except that the new agreement is expected to contain enhanced severance provisions and may not require Mr. Akin to take his salary in the form of shares of unrestricted Common Stock. Effective on July 31, 2009 we entered into an employment agreement with Mr. Boston. We have previously entered into a severance agreement with Mr. Benedetti. As used below, the terms "cause," "change in control," and "good reason" have the respective meanings set forth in the applicable employment or severance agreement.

Mr. Akin. As noted above, Mr. Akin's employment agreement expired on March 1, 2011 and is in the process of being replaced. It is expected that Mr. Akin's new employment agreement will provide for an annual base salary of $500,000, subject to annual review by the Board of Directors with the Board being able to increase (but not decrease) the base salary based on Mr. Akin's performance in accordance with the Company's regular policies and procedures. The agreement is expected to provide for his participation in the Performance Bonus Program for 2011. Mr. Akin's 2010 employment agreement provided for a base salary of $300,000. The Compensation Committee believes that an increase in Mr. Akin's compensation is appropriate based on his responsibilities as Chief Executive Officer and as Chairman of the Board given the larger size and complexity of the Company today. Under Mr. Akin's 2010 employment agreement, Mr. Akin was entitled to the same benefits as other employees under our 401(k) Savings Plan, and was entitled to participate in our health, dental and vision plans and various insurance plans, including disability and life insurance, to the same extent as other employees should he so elect. It is anticipated that Mr. Akin's new agreement will have similar provisions. Mr. Akin's 2010 employment agreement contained provisions related to the termination of his employment with the Company. The 2010 agreement provided that if Mr. Akin were terminated for any reason, he would be entitled to payment of unpaid base salary through the date of termination, earned and unpaid vacation and reimbursement for any business expenses incurred prior to termination. Further, unless Mr. Akin were terminated for "cause" and subject to certain limitations, if he executed a general release in connection with his termination the agreement provided he would also be entitled to the pro-rated portion of the Performance Bonus Program payment that would have been payable to him based on the achievement by the Company of performance goals for that portion of time during the calendar year that he was employed, payable at the time such bonus would have otherwise been paid; and any incentive stock awards awarded to him prior to termination would become immediately 100% vested and exercisable. The new employment agreement is expected to have similar provisions but also to provide Mr. Akin with additional severance compensation in the event of termination of his employment under certain circumstances similar to those contained in Mr. Boston's employment agreement as discussed below.

As with the 2010 agreement, the new employment agreement is expected to permit Mr. Akin to remain in his role as managing general partner of Talkot Capital LLC, but otherwise Mr. Akin will not be permitted to be employed by, render services for, engage in business with or serve as an agent or consultant to any entity other than the Company. The new employment agreement is expected to provide for customary confidentiality obligations during and following Mr. Akin's employment including noncompetition and nonsolicitation provisions that are effective during, and for one year following termination of, his employment. If Mr. Akin were to breach any of his confidentiality, noncompetition or nonsolicitation obligations, it is expected that he would forfeit any unpaid amounts or benefits and be obligated to repay certain amounts or benefits.

Mr. Boston. Mr. Boston's employment agreement provides for his employment as the Chief Investment Officer of the Company, with a current term through March 31, 2011. The agreement renews automatically for successive one-year terms, unless either the Company or Mr. Boston gives written notice of non-renewal at least 90 days prior to expiration of the then-current term of the agreement. Mr. Boston's employment agreement provides for an initial annual base salary of $275,000 and annual cash incentive payments in the form of discretionary annual bonuses and long-term equity incentives in the form of restricted stock. The agreement provides for his participation in the Performance Bonus Program (which in 2010 meant he was eligible for a bonus up to 210% of his salary paid). Under his employment agreement, Mr. Boston is entitled to participate in the employee and executive benefit plans and programs implemented by the Company in which other senior executives of the Company are eligible to participate, including life, medical, dental, accidental and disability insurance plans and retirement, deferred compensation and savings plans, in accordance with the terms and conditions of such plans. Mr. Boston is also eligible to participate in the Company's 401(k) Savings Plan, and the Company will match Mr. Boston's contributions to the plan in accordance with the plan's terms. Under the agreement, Mr. Boston will also be provided with a cell phone and personal data assistant for his use, and the Company will pay for any business-related usage fees for such items. Mr. Boston's employment agreement provides generally that a lump sum payment will be made to him under certain circumstances upon his termination of employment with us. These circumstances include the termination of employment by Mr. Boston for "good reason", which includes, among other things, termination after a "change in control," or the termination of his employment by the Company without "cause". In such events, Mr. Boston will have the right to receive a lump sum payment equal to the sum of (i) his base salary through the date of his termination (to the extent not previously paid), reimbursement for any unreimbursed business expenses incurred by him prior to his termination and payment for any vacation time accrued by him but unused as of the date of his termination, together with a portion of certain amounts payable under the Performance Bonus Program, (ii) the equivalent of his then current annual base salary multiplied by 2.99 and (iii) any other amounts or benefits Mr. Boston is entitled to receive under any plan, program, policy or practice or contract or agreement of the Company. Mr. Boston also will become fully vested in any restricted stock, options, stock appreciation rights or other forms of incentive stock compensation granted to him if he terminates his employment for good reason or if he is terminated without cause. Finally, in such events, the Company is obligated to provide continued coverage to Mr. Boston at its expense under the Company's medical, dental, life insurance and disability policies or arrangements for a period of 12 months following termination of employment, which may be limited in certain circumstances.

Mr. Boston's employment agreement provides for confidentiality obligations during and following Mr. Boston's employment and includes noncompetition provisions that are effective during, and for 90 days following, his employment and nonsolicitation provisions that are effective during, and for six months following, his employment.

In all circumstances, any amounts paid by the Company pursuant to Mr. Boston's employment agreement will be limited to the maximum amount deductible under Section 280G of the Internal Revenue Code (and any successor provision). See further discussion under "Potential Payments Upon Termination or Change in Control" below.

Mr. Benedetti. The terms of Mr. Benedetti's severance agreement provide generally that a lump sum payment will be made to Mr. Benedetti under certain circumstances upon his termination of employment with us. These circumstances include the termination of employment by Mr. Benedetti for "good reason", which includes termination after a "change in control," or the termination of his employment by the Company without "cause". In such events, Mr. Benedetti will have the right to receive a lump sum payment equal to the sum of (i) his base salary and bonus, if any, that has accrued but has not been paid, (ii) the equivalent of his annual base salary of one year for every fifty months that Mr. Benedetti has been employed by the Company pro-rated for any period of less than fifty months and (iii) any other amounts or benefits Mr. Benedetti is entitled to receive under any plan, program, policy or practice or contract or agreement of the Company. Mr. Benedetti also will become fully vested in any restricted stock, options, stock appreciation rights or other forms of incentive stock compensation granted to him if he terminates his employment for good reason or if he is terminated without cause. Finally, in such events, the Company is obligated to provide continued coverage to Mr. Benedetti at its expense under the Company's medical, dental, life insurance and disability policies or arrangements for a period of 12 months following termination of employment, which may be limited in certain circumstances.

If Mr. Benedetti's employment is terminated for "cause", the Company will only be obligated to pay to Mr. Benedetti (i) his annual base salary through the date of termination, (ii) any bonus to the extent already earned by Mr. Benedetti, but unpaid, (iii) the amount of any compensation previously deferred by Mr. Benedetti, and (iv) any other amounts or benefits Mr. Benedetti would be entitled to receive under any plan, program, policy or practice or contract or agreement of the Company.

If Mr. Benedetti voluntarily terminates his employment for other than "good reason", the Company will be obligated to pay him (i) his annual base salary through the date of termination, (ii) any bonus to the extent already earned by Mr. Benedetti, but unpaid, and (iii) any other amounts or benefits Mr. Benedetti would be entitled to receive under any plan, program, policy or practice or contract or agreement of the Company.

In all circumstances, any amounts paid by the Company pursuant to the severance agreement will be limited to the maximum amount deductible under Section 280G of the Internal Revenue Code (and any successor provision). See further discussion under "Potential Payments Upon Termination or Change in Control" below.

Limitations on Certain Short-term or Speculative Transactions in the Company's Securities

The Board of Directors has approved a Statement of Policy Regarding Trading in Company Securities (the "Insider Trading Policy") that applies to all directors, officers and employees of the Company and helps ensure that the Company's personnel bear the full risks and benefits of stock ownership. The Insider Trading Policy generally prohibits executive officers, among others, from engaging in short-term or speculative transactions in the Company's securities, such as short sales, trading in publicly-traded derivative securities, and hedging transactions. Executive officers are also prohibited from holding the Company's Common Stock in margin accounts or, with limited exceptions, pledging the Company's Common Stock as collateral for a loan. The prohibition on trading in derivative securities does not include the exercise of options or other awards granted under a Company compensation plan.

Annual Compensation of Executive Officers

Compensation for our executive officers is administered under the direction of our Compensation Committee. In the tables and discussion below, we summarize the compensation earned during 2010, 2009, and 2008 by Messrs. Akin, Benedetti, and Boston. The Company had no other executive officers during 2010.

Summary Compensation Table for 2010 *

Name and Principal Position	Year	Salary ($)	Bonus ($) [1]	Stock Awards ($) [2]	Options Awards ($) [2]	Non-Equity Incentive Plan Compensation ($) [1]	All Other Compensation ($) [3]	Total ($)
Thomas B. Akin Chairman and Chief Executive Officer	2010	300,000	--	--	--	574,350	1,982	876,332
	2009	300,000	--	--	--	309,531	1,032	610,563
	2008	277,429	--	--	2,513	203,125	--	483,067
Stephen J. Benedetti Executive Vice President, Chief Financial Officer and Chief Operating Officer	2010	236,000	--	--	--	430,000	17,810	683,810
	2009	236,000	--	--	--	239,371	16,835	492,206
	2008	236,000	177,000	88,000	--	--	14,135	515,135
Byron L. Boston Executive Vice President, Chief Investment Officer	2010	275,000	--	--	--	502,000	82,158	859,158
	2009	275,000	50,000	--	--	275,000	52,872	652,872
	2008	239,864	189,063	--	--	--	40,000	468,927

*The column for "Change in Pension Value and Nonqualified Deferred Compensation Earnings" has been omitted because it is not applicable.

(1) Amounts earned for 2010 performance under the Performance Bonus Program for Messrs. Akin, Benedetti, and Boston are reported as "Non-Equity Incentive Plan Compensation", and in the case of Mr. Akin reflects a 5% increase in the amount earned under the plan with respect to the portion of the bonus award he elected in March 2011 to receive in unrestricted shares of the Company's Common Stock in lieu of cash. Amounts earned for 2009 performance under the ROAE Bonus Program for Messrs. Akin, Benedetti, and Boston are reported as "Non-Equity Incentive Plan Compensation", and in the case of Messrs. Akin and Benedetti reflect a 5% increase in the amount earned under the plan with respect to the portion of the bonus award each elected in March 2010 to receive in unrestricted shares of the Company's Common Stock in lieu of cash. The amount earned for 2009 performance for Mr. Boston of $50,000 included under the "Bonus" column above was a discretionary bonus award based on Mr. Boston's performance during the year and was not awarded pursuant to the bonus program in place at that time. Amounts earned for 2008 performance for Messrs. Benedetti and Boston are reported under the "Bonus" column, because they were not participants in the formal bonus program in 2008. All amounts reported were earned in the year reported and paid to the executive officers in March of the following year.

(2) The amounts in this column represent the aggregate grant date fair value of restricted stock (under the column "Stock Awards") and stock appreciation rights (under the column "Option Awards") granted to the executive officers in 2008, under the Company's 2004 Stock Incentive Plan, calculated in accordance with ASC Topic 718. Assumptions used in the calculation of these amounts are included in footnote 12 to the Company's audited financial statements for the fiscal year ended December 31, 2010 included in the Company's Annual Report on Form 10-K filed with the SEC on March 16, 2011. No awards of stock options, stock appreciation rights or restricted stock were granted to any of the named executive officers during 2010 or 2009.

(3) Amount for 2010 for Mr. Akin consisted of group term life insurance premiums in the amount of $1,982; amount for 2010 for Mr. Benedetti consisted of matching contributions to the Company's 401(k) Savings Plan in the amount of $16,500 and group term life insurance premiums in the amount of $1,310; amount for 2010 for Mr. Boston consisted of matching contributions to the Company's 401(k) Savings Plan in the amount of $16,500, group term life insurance premiums in the amount of $1,502, corporate housing expenses in the amount of $22,320 (based on cost of rent, utilities and cable), associated meal allowance in the amount of $2,070, and commuting expenses in the amount of $39,766 (based on cost of plane travel and parking). Amounts for 2009 and 2008 for Mr. Boston include estimates for commuting expense.

All compensation that we have paid to Messrs. Akin, Benedetti, and Boston has been determined as described above in our "Compensation Discussion and Analysis" section.

The following table contains information concerning grants of plan-based incentive awards, restricted stock, and stock options to the named executive officers during the fiscal year ended December 31, 2010.

Grants of Plan-Based Awards for 2010*

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards [2]			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)[1]	(#)	(#)	($/Sh)	($)
Thomas B. Akin	--	--	--	630,000	--	--	--	--
Stephen J. Benedetti	--	--	--	495,600	--	--	--	--
Byron L. Boston	--	--	--	577,500	--	--	--	--

*Columns for "Estimated Future Payouts Under Equity Incentive Plan Awards" have been omitted because they are not applicable.

(1) Reflects maximum amount, equal to 210% of the salary paid for 2010, that the executive officers could earn for 2010 under the Performance Bonus Program, which includes a 5% increase to the extent the executive elects at payment time to receive any portion of the bonus award earned in unrestricted shares of the Company's Common Stock in lieu of cash.

(2) There is no threshold or target amount under the Performance Bonus Program. The actual amount earned by Messrs. Akin, Benedetti, and Boston for 2010 under the Performance Bonus Program is reported as "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table on page 25.

Holdings of Stock-Based Awards

The table below presents information regarding options, stock appreciation rights and restricted stock held by each of our named executive officers as of December 31, 2010.

Outstanding Equity Awards at 2010 Fiscal Year-End*

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable [2]	Number of Securities Underlying Unexercised Options (#) Unexercisable [2]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Thomas B. Akin [1]	5,000	--	9.81	5-16-13	--	--
	5,000	--	9.02	5-25-12	-	--
Stephen J. Benedetti	18,750	6,250	7.06	12-31-13	3,250 [3]	35,490 [4]
	25,000	--	6.61	12-31-12		--
	60,000	--	7.81	12-31-11	--	
Byron L. Boston	--	--	--	--		

* The columns for "Equity Incentive Plan Awards" have been omitted because they are not applicable.

(1) The options held by Mr. Akin were granted to him as director compensation and were fully vested on the date of grant.

(2) For Mr. Benedetti, these represent stock appreciation rights as of December 31, 2010. Each of the stock appreciation rights awards has a seven-year term and vests ratably over a four-year period based on the anniversary date of the grant (generally at the close of the first business day of the subsequent calendar year).

(3) These restricted shares were granted in 2008 to Mr. Benedetti under the Company's 2004 Stock Incentive Plan and vest over 4 installments on February 4, 2009, 2010, 2011 and 2012.

(4) This amount represents the fair market value of the restricted stock as of December 31, 2010. The closing price of the Company's Common Stock was $10.92 on that date.

Option Exercises and Stock Vested

The table below presents information regarding stock options that were exercised by our named executive officers during 2010 and restricted stock held by our named executive officers that vested during 2010.

Option Exercises and Stock Vested for 2010

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise [(1)] ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting [(2)] ($)
Thomas B. Akin	10,000	14,875	--	--
Stephen J. Benedetti	--	--	1,625	14,430
Byron L. Boston	--	--	--	--

(1) The value realized on exercise is the difference between the exercise price of the option and the closing price of the Common Stock on the date of exercise, multiplied by the number of shares subject to the exercise.
(2) Represents the closing price $8.88 of the Company's Common Stock on the date of vesting February 4, 2010 times the number of shares that vested.

401(k) Overflow Plan

Historically, certain executives, including Mr. Benedetti, were eligible to defer salary and portions of bonus awards pursuant to the Company's 401(k) Overflow Plan, in excess of deferral limits on the Company's 401(k) Savings Plan. Beginning in 2004, no new contributions have occurred under the 401(k) Overflow Plan. Mr. Benedetti is the only named executive officer with an account balance under the plan.

The following table provides information regarding our named executive officers' participation in the Company's 401(k) Overflow Plan.

Nonqualified Deferred Compensation for 2010

Name	Executive Contributions in Last FY [(1)] ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE [(2)] ($)
Thomas B. Akin	--	--	--	--	--
Stephen J. Benedetti	--	--	16,679	--	121,175
Byron L. Boston	--	--	--	--	--

(1) Mr. Benedetti did not make any contributions to the 401(k) Overflow Plan during 2010.
(2) The aggregate balance for Mr. Benedetti includes $104,496, which was reported as compensation in the Company's Summary Compensation Table in prior years.

Other Compensation

We do not offer any pension benefit plans or deferred compensation plans to our executive officers or other employees, other than what is discussed under the Retirement Plans section of "Compensation Discussion and Analysis" above.

Potential Payments Upon Termination or Change-in-Control

As discussed above, we had an employment agreement with Mr. Akin (which is in the process of being replaced) and have an employment agreement with Mr. Boston and a severance agreement with Mr. Benedetti. As described below, these agreements provide our executive officers with, among other things, base salary, bonus and certain payments at, following and/or in connection with certain terminations of employment or a change in control of the Company. As used below, the terms "cause," "change in control," and "good reason" have the respective meanings set forth in the applicable employment or severance agreement.

Mr. Akin. The employment agreement in effect at December 31, 2010, for Mr. Akin provided for an annual base salary of not less than $300,000. In addition, Mr. Akin was eligible to participate with Messrs. Boston and Benedetti in the Performance Bonus Program at up to 200% of his annual salary. Specific information regarding the Performance Bonus Program is provided under "Compensation Discussion and Analysis—Elements of Executive Compensation" of the Executive Compensation section of this Proxy Statement. As discussed above, Mr. Akin's employment agreement expired in accordance with its terms on March 1, 2011 and is in the process of being replaced on what are expected to be terms substantially similar to the expired agreement, except that it is expected that Mr. Akin's payments upon termination or change-in-control will be increased relative to the expired employment agreement.

Under Mr. Akin's employment agreement in effect on December 31, 2010, upon any termination by the Company or by him, he would have a right to receive a lump sum equal to his accrued base salary through the date of termination, any unreimbursed expenses and accrued vacation time and, if he signs a release and is not terminated for "cause," then he would also receive a pro-rated bonus based on year-to-date performance paid at the normal time under the Performance Bonus Program, and accelerated vesting of any other incentive awards. If Mr. Akin had been terminated or if he had terminated his employment effective December 31, 2010, he would have received only his accrued base salary, unreimbursed expenses and accrued vacation. If effective December 31, 2010, Mr. Akin had signed a release and not been terminated for "cause," he would have also received the $574,350 Performance Bonus Program payment awarded him for 2010 but would not have been paid any additional salary (other than accrued base salary, unreimbursed expenses and accrued vacation). There are no additional values related to accelerated vesting of his stock options because Mr. Akin's options were already fully vested.

Mr. Boston. The employment agreement for Mr. Boston provides for an annual base salary of not less than $275,000. Effective March 1, 2011, Mr. Boston's base salary was increased to $500,000. Mr. Boston is eligible to participate with Messrs. Akin and Benedetti in the Performance Bonus Program at up to 200% of his annual salary. Specific information regarding the Performance Bonus Program is provided under "Compensation Discussion and Analysis—Components of Executive Compensation" of the Executive Compensation section of this Proxy Statement. As discussed above, Mr. Boston's employment agreement provides for a term through March 31, 2011 and renews automatically for successive one-year terms, unless either the Company or Mr. Boston gives written notice of non-renewal at least 90 days prior to expiration of the then-current term of the agreement.

Pursuant to the terms of his employment agreement, under certain specified scenarios during the term of his employment, Mr. Boston is entitled to receive, in addition to earned and unpaid amounts then owed to him, certain payments upon the termination of his employment or a "change in control" involving the Company. Under Mr. Boston's employment agreement, the occurrence of a "change in control" is included in the definition of "good reason."

- *Without Cause or For Good Reason.* If Mr. Boston's employment is terminated by us without "cause" (which would exclude our determination not to renew his employment at the end of any applicable term) or by him for "good reason," he will be entitled to receive a lump sum payment in cash equal to the aggregate of the amounts under items (1) through (4) below, and will receive the benefits listed in items (5) through

(9) as follows: (1) his base salary through the date of his termination, to the extent not previously paid; (2) reimbursement of any unreimbursed business expenses incurred by him prior to his termination; (3) payment for any vacation time accrued by him but unused as of the date of his termination; (4) an amount equal to his annual base salary on the day prior to the date of his termination multiplied by 2.99; (5) the pro-rata portion of the Performance Bonus Program payment that would have been payable to him based on the achievement by the Company of performance goals for that portion of time during the calendar year of the Company that he was employed (the "Pro-Rata Bonus"), payable at the time such bonus would have otherwise been paid; (6) any incentive stock awards awarded to him prior to his termination will become immediately 100% vested and exercisable; (7) subject to certain limitations, continued coverage under the Company's medical plans for Mr. Boston and his dependents covered under such plans for a period of one year from the date of his termination; and (8) to the extent not paid prior to his termination, the Company will pay or provide him with any other amounts or benefits required to be paid or provided or which he is eligible to receive under any plan, program, policy or practice or contract or agreement with the Company. In the event that Mr. Boston's employment with us was terminated on December 31, 2010 under one of these two scenarios, he would have been entitled to receive from us a payment estimated to be $1,324,250 inclusive of the bonus award paid in March 2011 to Mr. Boston for 2010 under the Performance Bonus Program. Also, the cost to the Company of providing continued benefits for 12 months would have been approximately $24,178. Mr. Boston did not have any equity awards outstanding on December 31, 2010 but was granted 80,000 shares of restricted stock on February 11, 2011 which vest over a period of 3 years and for which vesting would be accelerated if Mr. Boston is terminated without cause or terminates with good reason as discussed above.

- *Without Good Reason, With Cause, Death or Disability.* If Mr. Boston's employment is terminated by him without "good reason," by us for "cause," or because of his death or disability, he will be entitled only to receive a lump sum payment in cash equal to the aggregate of the following amounts: (1) his base salary through the date of his termination, to the extent not previously paid; (2) reimbursement of any unreimbursed business expenses incurred by him prior to his termination; and (3) payment for any vacation time accrued by him but unused as of the date of his termination. Further, should Mr. Boston's employment be terminated upon his death or because of his disability, the Company will pay to him (or his estate in the event of his death), the Pro-Rata Bonus amount due to him under the Performance Bonus Program, if any, in one lump sum payment on the date such bonus would have otherwise been paid for the calendar year of the Company that includes the date of his termination. In the event that Mr. Boston's employment with us was terminated for any of these reasons on December 31, 2010, he would have been entitled to receive from us a payment estimated to be $502,000, which is the amount he earned under the Performance Bonus Program for 2010.

Mr. Boston's employment agreement provides that it is intended that any payments made to Mr. Boston under the agreement and under any other plan, agreement or arrangement maintained by the Company shall not constitute "excess parachute payments" within the meaning of Section 280G of the Internal Revenue Code (or any successor provision). If the Company's auditors determine that any payment or distribution to be made to Mr. Boston under the agreement would be nondeductible by the Company under Section 280G of the Code, then the amounts payable or distributable under the agreement will be reduced to the maximum amount which may be paid or distributed without causing such payments or distributions to be nondeductible. The amounts shown do not reflect any potential reductions that may be imposed pursuant to this provision.

Mr. Benedetti. The severance agreement for Mr. Benedetti does not provide for a specific annual base salary. However, Mr. Benedetti's severance agreement provides for his right to terminate for good reason if there is a material diminution in his compensation. Mr. Benedetti is eligible to participate with Messrs. Akin and Boston in the Performance Bonus Program at up to 200% of his annual salary. Mr. Benedetti's severance agreement has no expiration date.

Pursuant to the terms of his severance agreement, under certain specified scenarios during the term of his employment, Mr. Benedetti is entitled to receive, in addition to earned and unpaid amounts then owed to him, certain payments upon the termination of his employment or a "change in control" involving the Company. Items considered "good reason" include the occurrence of a change in control of the Company, a material change in Mr. Benedetti's responsibilities or compensation, or a change in the location of Mr. Benedetti's employment. A "change in control" includes among other things, an acquisition of more than 20% of our Common Stock by an unrelated entity, a material change in the composition of our Board of Directors, certain mergers or other business combinations, or a vote by our shareholders to liquidate or dissolve the Company.

- *Without Cause or For Good Reason.* If Mr. Benedetti's employment is terminated by us without "cause" (which would exclude our determination not to renew his employment at the end of any applicable term) or by him for "good reason," he will be entitled to (i) his base salary and any bonus that has accrued but has not been paid, (ii) the equivalent of his annual base salary of one year for every fifty months that Mr. Benedetti has been employed by the Company pro-rated for any period of less than fifty months and (iii) any other amounts or benefits Mr. Benedetti is entitled to receive under any plan, program, policy or practice or contract or agreement of the Company. Mr. Benedetti also will become fully vested in any options, stock appreciation rights or other forms of incentive stock compensation granted to him if he terminates his employment for good reason or if he is terminated without cause. Finally, in such events, the Company is obligated to provide continued coverage to Mr. Benedetti at its expense under the Company's medical, dental, life insurance and disability policies or arrangements for a period of 12 months following termination of employment, which may be limited in certain circumstances. In the event that Mr. Benedetti's employment with us was terminated on December 31, 2010 under one of these two scenarios, he would have been entitled to receive from us a payment estimated to be $1,621,103 inclusive of the amount paid to him in March 2011 under the Performance Bonus Program. Also, the cost to the Company of providing continued benefits for 12 months would have been approximately $20,040. The value of the accelerated vesting of Mr. Benedetti's stock appreciation rights and restricted shares of the Company's Common Stock would have been $270,703 based on the closing market price of the Company's Common Stock on December 31, 2010.

  Without Good Reason, With Cause, Death or Disability. If Mr. Benedetti's employment is terminated for "cause", the Company will be obligated to pay to Mr. Benedetti (i) his annual base salary through the date of termination, (ii) any bonus to the extent already earned by Mr. Benedetti, but unpaid, (iii) the amount of any compensation previously deferred by Mr. Benedetti, and (iv) any other amounts or benefits Mr. Benedetti would be entitled to receive under any plan, program, policy or practice or contract or agreement of the Company. If Mr. Benedetti voluntarily terminates his employment for other than "good reason", the Company will be obligated to pay him (i) his annual base salary through the date of termination, (ii) any bonus to the extent already earned by Mr. Benedetti, but unpaid, and (iii) any other amounts or benefits Mr. Benedetti would be entitled to receive under any plan, program, policy or practice or contract or agreement of the Company. If Mr. Benedetti's employment is terminated by reason of his death or disability, the Company will be obligated to pay him (i) his annual base salary through the date of termination, (ii) any bonus to the extent already earned by Mr. Benedetti, but unpaid, and (iii) any other amounts or benefits Mr. Benedetti would be entitled to receive under any plan, program, policy or practice or contract or agreement of the Company, including any payments that may be due to Mr. Benedetti under the Company's 2004 Stock Incentive Plan and 2009 Stock and Incentive Plan. In the event that Mr. Benedetti's employment with us was terminated for any of the reasons above on December 31, 2010, he would have been entitled to receive from us a payment estimated to be $936,703. The value of the accelerated vesting of Mr. Benedetti's stock appreciation rights and restricted shares of the Company's Common Stock would have been $270,703 based on the closing market price of the Company's Common Stock on December 31, 2010.

Mr. Benedetti's severance agreement provides that it is intended that any payments made to Mr. Benedetti under the agreement and under any other plan, agreement or arrangement maintained by the Company shall not constitute "excess parachute payments" within the meaning of Section 280G of the Internal Revenue Code (or any successor provision). If the Company's auditors determine that any payment or distribution to be made to Mr. Benedetti would be nondeductible by the Company under Section 280G of the Code, then the amounts payable or distributable under the agreement will be reduced to the maximum amount which may be paid or distributed without causing such payments or distributions to be nondeductible. The amounts shown do not reflect any potential reductions that may be imposed pursuant to this provision.

PROPOSAL TWO

ADVISORY AND NON-BINDING VOTE ON EXECUTIVE COMPENSATION

As required by SEC rules, we are providing our shareholders the opportunity to vote to approve, on an advisory (non-binding) basis, the compensation of our named executive officers as disclosed in this Proxy Statement in accordance with the SEC's rules.

As described in detail under the heading "*Executive Compensation – Compensation Discussion and Analysis*," our executive compensation programs are designed to attract and retain highly skilled and motivated officers who will manage the Company in a manner to promote our growth and profitability, prudently preserve our capital, and advance the interests of our shareholders. Under these programs, our named executive officers are rewarded for the achievement of specific annual, long-term and strategic goals, corporate goals, and the realization of increased shareholder value. Please read the "*Compensation Discussion and Analysis*" beginning on page 16 for additional details about our executive compensation programs, including information about the fiscal year 2010 compensation of our named executive officers.

The Compensation Committee periodically reviews the compensation programs for our named executive officers to ensure they achieve the desired goal of striking a balance between recognition of recent achievements and aligning the interests of management on a longer-term basis with that of the Company's shareholders. We are asking our shareholders to indicate their support for our named executive officer compensation as described in this Proxy Statement by voting for this proposal. This proposal, commonly known as a "say-on-pay" proposal, gives our shareholders the opportunity to express their views on our named executive officers' compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this Proxy Statement. Accordingly, we will ask our shareholders to vote "FOR" the following resolution at the Annual Meeting:

> "RESOLVED, that the Company's shareholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the 2011 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, compensation tables and related disclosure."

The say-on-pay vote is advisory, and therefore not binding on the Company, the Compensation Committee or our Board of Directors. Our Board of Directors and our Compensation Committee value the opinions of our shareholders and to the extent there is any significant vote against the named executive officer compensation as disclosed in this Proxy Statement, we will consider our shareholders' concerns, and the Compensation Committee will evaluate whether any changes are necessary to address those concerns.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THIS PROXY STATEMENT PURSUANT TO THE COMPENSATION DISCLOSURE RULES OF THE SEC.

PROPOSAL THREE

ADVISORY AND NON-BINDING VOTE ON FREQUENCY OF VOTE REGARDING EXECUTIVE COMPENSATION

As required by SEC rules, we are asking our shareholders to indicate how frequently we should seek an advisory vote on the compensation of our named executive officers, as disclosed pursuant to the SEC's compensation disclosure rules. By voting on this Proposal Three, shareholders may indicate whether they would prefer an advisory vote on named executive officer compensation once every one, two, or three years.

The Board of Directors believes a frequency of every two years is the optimal frequency for the say-on-pay vote. A say-on-pay vote every two years strikes the right balance between having the vote too frequently with an annual vote and being less responsive to shareholders with a vote only every third year. A vote every two years provides shareholders and advisory firms the opportunity to evaluate the Company's compensation program on a more thorough, longer-term basis than an annual vote.

The Board believes an annual say-on-pay vote would not allow for changes to the Company's compensation program to be in place long enough to evaluate whether the changes were effective. For example, if the say-on-pay vote in May 2011 leads to changes to the compensation program being made in January 2012, at the beginning of the next fiscal year, those changes would be in place only a few months before the next annual say-on-pay vote would take place in May 2012.

Conversely, waiting for a say-on-pay vote once every three years may allow an unpopular pay practice to continue too long without timely feedback from our shareholders. A say-on-pay vote every two years is also sensitive to shareholders who have interests in many companies and may not be able to devote sufficient time to an annual review of pay practices for all of their holdings.

You may cast your vote on your preferred voting frequency by choosing the option of one year, two years, or three years or you may abstain from voting on this proposal.

The option of one year, two years or three years that receives the highest number of votes cast by shareholders will be the frequency for the advisory vote on executive compensation that has been selected by shareholders. The Board will consider the outcome of this vote when determining the frequency of future say-on-pay votes. However, because this vote is advisory and not binding on the Board of Directors or the Company in any way, the Board may decide that it is in the best interests of our shareholders and the Company to hold an advisory vote on executive compensation more or less frequently than the option selected by our shareholders.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE OPTION OF EVERY TWO YEARS AS THE FREQUENCY OF FUTURE ADVISORY VOTES ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.

RELATED PERSON TRANSACTIONS

We recognize that maintaining the independence in fact and appearance for our directors and officers is critical. Therefore, we have certain policies and procedures in place to critically evaluate each transaction that could impact the independence of directors and officers. Our Code of Business Conduct and Ethics provides that directors and officers are expected to make appropriate disclosures to the Board or to the Compliance Officer under the Code of Business Conduct and Ethics and to take steps to recuse themselves from Board decisions with respect to transactions or other matters involving us as to which they are interested parties or with respect to which a real or apparent conflict of interest exists. Our Corporate Governance Guidelines also provide that the Company will generally refrain from entering into contracts with Board members and their immediate family members or providing support directly or indirectly to organizations with which a Board member may be affiliated. In the event that we deem it appropriate to enter transactions with a Board member or a member of his immediate family, the terms of the transaction must be made in the ordinary course of business and on substantially the same terms as those prevailing at the time of a comparable transaction with a non-related person. The Board will also evaluate each of these transactions when the independence of the director is determined.

Our Board has adopted certain written policies and procedures, included within our Code of Business Conduct and Ethics, for the review, approval and ratification of related person transactions, which we refer to as our Related Person Policy. Among other things, our Related Person Policy provides that, other than compensation matters which are ratified or approved by our Compensation Committee, a related person transaction is prohibited unless it is approved or ratified by the Audit Committee. A "related person transaction" is any transaction, arrangement or relationship (or any series of transactions, arrangements or relationships) in which we were, are or will be a participant, in which the amount involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. Any related person transaction must be reported to the Chairman of the Audit Committee. A "related person," as defined in our Related Person Policy, means any person who is an executive officer, director or nominee for director of the Company, any person who is the owner of more than 5% of any class of the Company's outstanding equity securities, any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law or any person (other than a tenant or employee) sharing the household of the executive officer, director, nominee or more than 5% owner, and any entity which is owned or controlled by any of the foregoing persons or in which one of the foregoing persons has a substantial ownership interest or control of such entity.

Under the Related Person Policy, proposed related person transactions are reported to the Chairman of the Audit Committee. The Chairman will assess, with the assistance of counsel, if appropriate, whether the proposed transaction would be a related person transaction and, if so, the proposed related person transaction shall be submitted to the Audit Committee for consideration. In determining whether to approve or ratify the proposed related person transaction, the Committee will consider, among other things, whether the related person transaction is in, or is not inconsistent with, the best interests of the Company and its shareholders, and, where applicable, whether the terms of such transaction are comparable to those that could be obtained in arms-length dealings with an unrelated third party. The Audit Committee notifies the related person of its determination.

Mr. Benedetti, the Company's Executive Vice President, Chief Financial Officer and Chief Operating Officer, is the sole owner of ICD Holding, Inc. ("ICD Holding"), which is the parent corporation to its wholly-owned subsidiary DCI Commercial, Inc. ("DCI Commercial"). Mr. Benedetti became the sole owner of ICD Holding in 2002. The Company and DCI Commercial have been jointly named in litigation regarding the activities of DCI Commercial while it was an operating subsidiary of an affiliate of the Company. DCI Commercial has entered into a Litigation Cost Sharing Agreement with the Company whereby the Company agreed to fund all costs of litigation against the Company and DCI Commercial, including DCI Commercial's portion of the cost of the litigation. To date, DCI Commercial's cumulative portion of costs associated with the litigation and funded by the Company is $3.4 million and is secured by the proceeds of any counterclaims that DCI Commercial may pursue in the litigation. Litigation costs paid by the Company on behalf of DCI Commercial are loans and carry simple interest at the rate of Prime plus 8% per annum. At December 31, 2010, the total amount due the Company under the Litigation Cost Sharing Agreement, including interest, was $6.9 million. ICD Holding has no assets other than its interest in DCI Commercial. Neither ICD Holding nor Mr. Benedetti expects to derive any monetary benefit from the arrangement other than the funding of the litigation costs. Neither ICD Holding nor DCI Commercial has made any payments to the Company.

PROPOSAL FOUR

RATIFICATION OF THE SELECTION OF THE COMPANY'S AUDITORS

The Board of Directors has selected the firm of BDO USA, LLP as independent certified public accountants to audit the consolidated financial statements of the Company for the fiscal year ending December 31, 2011. BDO USA, LLP audited the financial statements of the Company for the fiscal years ended December 31, 2006, 2007, 2008, 2009, and 2010.

In the event that shareholders do not ratify the selection of BDO USA, LLP, the Board of Directors will consider making a change in auditors for the Company for the fiscal year ending December 31, 2012.

Representatives of BDO USA, LLP are expected to be present at the Annual Meeting, will have an opportunity to make a statement, if they desire to do so, and are expected to be available to respond to appropriate questions from shareholders.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR RATIFICATION OF THE SELECTION OF BDO USA, LLP AS INDEPENDENT PUBLIC ACCOUNTANTS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2011.

AUDIT INFORMATION

Independent Registered Public Accounting Firm Fees

The following information is furnished with respect to fees billed for professional services rendered to the Company by BDO USA, LLP for the audit of the Company's annual financial statements for the fiscal years ended December 31, 2010 and 2009, respectively, and fees billed for other services rendered by BDO USA, LLP during those periods.

	Fiscal Year Ended December 31, 2010	2009
Audit Fees (1)	$ 478,580	$ 410,400
Audit-Related Fees (2)	–	–
Tax Fees (3)	–	–
All Other Fees (4)	14,400	19,200
Total	$ 492,980	$ 429,600

(1) Audit Fees include: (i) the audit of the Company's consolidated financial statements included in its annual report on Form 10-K and services attendant to, or required by, statute or regulation; (ii) reviews of the interim consolidated financial statements included in the Company's quarterly reports on Form 10-Q; and (iii) comfort letters, consents and other services related to SEC and other regulatory filings.

(2) Audit-Related Fees represent professional services for assurance and related services that are reasonably related to the performance of the audit or review of the Company's consolidated financial statements and not reported under the heading "Audit Fees."

(3) Tax Fees include tax compliance, tax planning, tax advisory and related services.

(4) During 2010 and 2009, BDO USA, LLP performed certain agreed upon procedures related to the Company's master servicing responsibilities on certain securitization financing issuances.

Pre-Approval Policies and Procedures

In accordance with the Audit Committee Charter, all audit (including audit-related) and non-audit services performed by BDO USA, LLP, as described above, were pre-approved by the Audit Committee, which concluded that the provision of such services by the Company's independent registered public accounting firm was compatible with the maintenance of that firm's independence in the conduct of its auditing functions. The Charter authorizes the Audit Committee to delegate to one or more of its members pre-approval authority with respect to permitted services. The decisions of any Audit Committee member to whom pre-approval authority is delegated must be presented to the full Audit Committee at its next scheduled meeting.

Audit Committee Report

The following Audit Committee Report shall not be deemed to be soliciting material or to be incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent the Company specifically incorporates this Report therein, and shall not otherwise be deemed filed under such Acts.

The Audit Committee makes recommendations concerning the engagement of independent public accountants, reviews with the independent public accountants the plans and results of any audits, reviews other professional services provided by the independent public accountants, reviews the independence of the independent public accountants, considers the range of audit and non-audit fees and reviews the adequacy of internal accounting controls. The Audit Committee is composed of three directors, each of whom is independent for audit committee purposes, as defined by the regulations of the SEC and the New York Stock Exchange listing standards.

The Audit Committee has reviewed and discussed with management and the independent accountants the Company's audited financial statements and the results of their examination and evaluation of the Company's internal controls for fiscal year 2010. In addition, the Committee has discussed with the independent accountants the matters required to be discussed by Statement of Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

The Audit Committee has received from the independent accountants written disclosures and a letter regarding BDO USA, LLP's communications with the Committee concerning independence, as required by the applicable requirements of the Public Company Accounting Oversight Board. These disclosures have been reviewed by the Committee, and the Committee has discussed with the independent accountant the independent accountant's independence.

Based on these reviews and discussions, the Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for fiscal year 2010 for filing with the SEC.

Audit Committee

Daniel K. Osborne, Chairman
Barry Igdaloff
James C. Wheat, III

SHAREHOLDER PROPOSALS

If any shareholder desires to present a proposal to be acted upon at the 2012 Annual Meeting of Shareholders, written notice of such proposal must be received, in proper form, by the Secretary of the Company no later than December 31, 2011 and no earlier than October 2, 2011. The proxy solicited by the Board of Directors for the 2012 Annual Meeting will confer discretionary authority to vote on any shareholder proposal presented at the meeting if the Company has not received notice of such proposal within this time period, in writing delivered to the Company's Secretary. If any shareholder intends to present a proposal to be considered for inclusion in the Company's proxy materials in connection with the 2012 Annual Meeting, the proposal must comply with SEC Rule 14a-8 and must be received by the Company's Secretary, at the Company's principal office, on or before December 1, 2011.

OTHER MATTERS

A copy of the Company's 2010 Annual Report to Shareholders is being provided to each shareholder with this Proxy Statement. **A copy of the Company's Annual Report on Form 10-K for fiscal year 2010 and a list of all its exhibits will be supplied without charge to any shareholder upon written request sent to the Company's principal executive offices: Dynex Capital, Inc., Attention: Investor Relations, 4991 Lake Brook Drive, Suite 100, Glen Allen, Virginia 23060. Exhibits to the Form 10-K are available for a reasonable fee.** You may also view the Company's Annual Report on Form 10-K and its exhibits online at the SEC web page at www.sec.gov or via the Company's web page at www.dynexcapital.com under "Investor Relations – SEC Filings".

By the order of the Board of Directors

Stephen J. Benedetti
Executive Vice President,
Chief Financial Officer, Chief Operating Officer, and Secretary

March 30, 2011